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                                                                  EXHIBIT (a)(1)

                            CREDIT DEPOT CORPORATION
                                CONVERSION OFFER

                      ------------------------------------

                          CONVERSION OF 9% CONVERTIBLE
                       PREFERRED STOCK INTO APPROXIMATELY
                            30 SHARES OF COMMON STOCK

                      ------------------------------------

                          CONVERSION OF 10% CONVERTIBLE
                          SECURED NOTES TO COMMON STOCK
                     AT A CONVERSION PRICE OF $.50 PER SHARE

                      ------------------------------------

         Credit Depot Corporation (the "Company") is offering to adjust the conversion price of the outstanding shares of its 9% Convertible Preferred Stock (the "Preferred Stock") and the outstanding 10% Convertible Secured Notes (the "Notes," together with the Preferred Stock, the "Securities," the holders thereof being "Holders"). The offer (the "Conversion Offer") is as follows:

         9% Convertible Preferred Stock -- A total of approximately 30 shares of Common Stock will be issued to the Holder of each share of Preferred Stock (having a liquidation preference of $20 per share) converted in connection with this Conversion Offer (plus such number of additional shares of Common Stock as are issuable on the conversion of Preferred Stock dividends accrued and in arrears as of the Expiration Date, at a rate of one share of Common Stock for each $.65 of such dividends): each share of Preferred Stock is convertible into eight (8) shares of Common Stock in accordance with the stated terms of the Preferred Stock, and an additional approximately 22 additional shares of Common Stock (plus shares of Common Stock issued on the conversion of dividends) will be issued as to each share of Preferred Stock converted pursuant to the Conversion Offer. See "The Conversion Offer" for a further description.

         10% Convertible Secured Notes -- Prior to the Conversion Offer, each $1,000 principal amount of Notes was convertible into 400 shares of Common Stock at a Conversion Price of $2.50 per share of Common Stock. The adjustment of the Conversion Price from $2.50 to $.50 per share will result in the issuance of 1,600 additional shares of Common Stock, or an aggregate of 2,000 shares of Common Stock (plus such number of additional shares as are issuable on the conversion of interest accrued through the Expiration Date at a rate of one share of Common Stock for every $.50 of accrued interest), on the conversion of each $1,000 principal amount of Notes, pursuant to the conversion rights contained in the Loan and Security Agreement (the "Loan Agreement") governing the Notes. See "The Conversion Offer" for a further description.



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         Holders of the Preferred Stock are entitled to receive quarterly cumulative cash dividends at an annual rate of $1.80 per share, and Holders of the Notes are entitled to receive semi-annual cumulative cash interest payments at an annual rate of 10% per annum. The quarterly dividend payment on the Preferred Stock which was to be made on June 30, 1997, was not made. As a result of the Company's need for additional cash to meet its working capital requirements, if this Conversion Offer is not consummated and if the Company does not obtain additional financing, the Company does not expect to pay this dividend, the September 30, 1997 dividend or future dividends, on the Preferred Stock. In addition, in such event, the Company would be unable to make interest payments on the Notes when due, which would result in a default under the Notes. The Company cannot predict when it would be in a position to resume the payment of such dividends or make its scheduled interest payments if the Conversion Offer is not consummated and the Company does not obtain the requisite financing. On the scheduled Expiration Date (as defined below) of this Conversion Offer, it is anticipated that each of the shares of Preferred Stock will have a dividend arrearage of $.90 per share and that $241,937 in interest will be payable on the Notes. The Company currently proposes to commence additional financing in the form of a private placement of a maximum $3,000,000 of 11% Convertible Preferred Stock, convertible into Common Stock at $.40 per share (the "Proposed Financing"). There can be no assurance that the Company will be able to successfully consummate such Proposed Financing or, if not, other necessary financing, and even if such financing is completed, there can be no assurance that the Company will resume payment of Preferred Stock dividends.

         In connection with the conversion of the Preferred Stock or Notes pursuant to this Conversion Offer, each converting Holder will be required, as a condition to such conversion to execute a consent (the "Consent") with respect to such Holder's Preferred Stock and/or Notes, approving amendments to the Company's Certificate of Designation relating to the Preferred Stock, the Letter Agreement dated April 16, 1996 (relating to certain anti-dilution adjustments relating to the Preferred Stock and certain other securities) or the Loan Agreement, as the case may be, which will among other things, eliminate the anti-dilution adjustments for issuances of Common Stock, or securities convertible into, or exercisable for, Common Stock at prices below the Conversion Price and certain covenants of the Company. See "Description of Securities."

         The Common Stock is traded on the NASDAQ SmallCap Market ("NASDAQ") under the symbol "LEND." There is no established market for the Preferred Stock or the Notes. On September 11, 1997, the last trading day before the Company publicly announced this Conversion Offer, the closing price of the Common Stock on NASDAQ was $.75 per share. The closing price of the Common Stock on NASDAQ on September 22, 1997, the last trading day before the date of this Offering Circular, was $.75 per share.

               THIS CONVERSION OFFER WILL EXPIRE AT 5:00 P.M.
         ATLANTA, GEORGIA TIME ON OCTOBER 22, 1997 UNLESS EXTENDED
                  BY THE COMPANY (THE "EXPIRATION DATE").
          THE DATE OF THIS OFFERING CIRCULAR IS SEPTEMBER 23, 1997.

         The Preferred Stock was issued in a private offering by the Company in April 1995. The Notes were issued in private offering by the Company in May and June 1996. See "Background of the Conversion Offer." Each Holder of Preferred Stock who elects to convert such Holder's

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shares will be required to deliver the Preferred Stock certificate(s), to the
Conversion Agent (as defined herein) and will be issued certificates for the number of shares of Common Stock into which the Preferred Stock tendered may be converted. Each Holder of Notes who elects to convert such Holder's Notes will be required to deliver the Notes, to the Conversion Agent and will be issued certificates for the number of shares of Common Stock into which the Notes tendered may be converted. See "Conversion Offer Procedures."

         This Conversion Offer is made upon the terms, and is subject to the conditions, set forth in this Offering Circular and in the accompanying Conversion Notice and Letter of Transmittal (the "Letter of Transmittal").

         The Preferred Stock and the Notes delivered for conversion in connection with this Conversion Offer may be withdrawn at any time prior to 5:00 p.m., Atlanta, Georgia time, on the Expiration Date. See "Conversion Offer Procedures -- Withdrawal of Deliveries."

         No assurance can be given as to future market price fluctuations and changes in the value of the Company's Common Stock. Holders should obtain current market price quotations before making a final decision regarding this Conversion Offer. The Conversion Price being offered will NOT be adjusted by the Company for fluctuations in the market prices of the Common Stock.

         THE COMPANY WILL NOT SEEK OR OBTAIN AN INDEPENDENT "FAIRNESS OPINION" OR INDEPENDENT VALUATION REGARDING THIS CONVERSION OFFER AND IS NOT MAKING ANY RECOMMENDATION TO HOLDERS OF THE PREFERRED STOCK OR THE NOTES WHETHER TO ACCEPT OR REJECT THIS CONVERSION OFFER. EACH HOLDER OF PREFERRED STOCK OR NOTES SHOULD CAREFULLY REVIEW THIS CONVERSION OFFER AND THE APPLICABLE TAX CONSEQUENCES BEFORE DECIDING WHETHER TO CONVERT SUCH SECURITIES IN CONNECTION WITH THIS CONVERSION OFFER. SEE "BACKGROUND OF THE CONVERSION OFFER" AND "CERTAIN CONSIDERATIONS APPLICABLE TO CONVERTING IN CONNECTION WITH THIS CONVERSION OFFER" FOR AN EXPLANATION OF FACTORS THAT LED THE COMPANY AND ITS BOARD OF DIRECTORS TO MAKE THIS CONVERSION OFFER AND FOR A DESCRIPTION OF CERTAIN CONSIDERATIONS WHICH THE COMPANY BELIEVES HOLDERS MAY WANT TO EVALUATE IN MAKING A DECISION TO CONVERT IN CONNECTION WITH THIS CONVERSION OFFER.

         Appendix A to this Offering Circular is a copy, without exhibits, of the Company's Annual Report on Form 10-KSB for the year ended June 30, 1996 (the "Annual Report"), describing the Company and its various businesses, and including the Company's audited consolidated financial statements (and notes thereto). Appendix B to this Offering Circular is a copy, without exhibits, of the Company's Quarterly Report on Form 10-QSB for the quarter ended March 31, 1997, which includes the Company's unaudited financial statements (and notes thereto) for the nine month period then ended (the "Quarterly Report"). Appendix C to this Offering Circular is a copy of the Company's Form 8-K containing the Company's financial statements for the fiscal year ended June 30, 1997. The information contained in these materials

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should be reviewed carefully by each Holder of the Preferred Stock or Notes in considering this Conversion Offer.

         SEE "CONSIDERATIONS APPLICABLE TO CONVERTING IN CONNECTION WITH THIS CONVERSION OFFER," "BACKGROUND OF CONVERSION OFFER," "RISKS APPLICABLE TO HOLDERS OF PREFERRED STOCK OR NOTES WHO DO CONVERT IN CONNECTION WITH THIS CONVERSION OFFER," "CONSIDERATIONS APPLICABLE TO HOLDERS OF PREFERRED STOCK AND NOTES WHO DO NOT CONVERT IN CONNECTION WITH THIS CONVERSION OFFER" AND "CERTAIN FEDERAL INCOME TAX CONSEQUENCES" FOR A DISCUSSION OF VARIOUS FACTORS THAT ALSO SHOULD BE CONSIDERED BY HOLDERS OF THE PREFERRED STOCK OR NOTES IN EVALUATING THIS CONVERSION OFFER.

         No person has been authorized to give any information pertaining to this Conversion Offer or the Company, except as contained in this Offering Circular and its Appendices. Any information not so contained must not be relied upon as having been authorized by the Company. Neither the delivery of this Offering Circular nor the consummation of this Conversion Offer will be deemed to create any implication that there has been no change in the information set forth herein or in the Annual Report and the Quarterly Report since their respective dates.

         All questions and requests for assistance or for additional copies of this Offering Circular and the Letter of Transmittal may be directed to Continental Stock Transfer & Trust Company (the "Conversion Agent") at Two Broadway, 19th Floor, New York, New York 10004; telephone: (212) 509-4000.

         NEITHER THIS CONVERSION OFFER NOR THE ADDITIONAL COMMON STOCK ISSUABLE AS A RESULT OF THE REDUCTION IN THE CONVERSION PRICES HAS BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR REGISTERED OR QUALIFIED UNDER THE SECURITIES OR BLUE SKY LAWS OF ANY STATE OR OTHER JURISDICTION. THIS CONVERSION OFFER IS BEING MADE BY THE COMPANY IN RELIANCE ON THE EXEMPTION FROM THE SECURITIES ACT REGISTRATION REQUIREMENTS AFFORDED BY
SECTION 3(A)(9) THEREOF. IN ACCORDANCE WITH THE REQUIREMENTS FOR SUCH EXEMPTION, THE COMPANY WILL NOT PAY ANY COMMISSION OR OTHER REMUNERATION TO ANY BROKER, DEALER, SALESMAN OR OTHER PERSON FOR SOLICITING DELIVERIES OF THE PREFERRED STOCK OR NOTES FOR CONVERSION. REGULAR EMPLOYEES OF THE COMPANY, WHO WILL NOT RECEIVE ADDITIONAL COMPENSATION THEREFOR, MAY PROVIDE INFORMATION TO HOLDERS OF THE PREFERRED STOCK OR NOTES CONCERNING THIS CONVERSION OFFER.

         This Conversion Offer is not being made to, nor will the Company accept deliveries for conversion from, Holders of the Preferred Stock or Notes in any jurisdiction in which the acceptance thereof or this Conversion Offer would not be in compliance with the securities or Blue Sky laws of such jurisdiction.



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         The Company is subject to the informational requirements of the
Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files periodic reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). Such reports, proxy statements and other information may be inspected and copied (at prescribed rates) at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at the SEC's regional offices located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, Suite 1300, New York, New York 10048. The SEC maintains a website, located at http://www.sec.gov., that contains reports, proxy and other information regarding registrants, including the Company, that file electronically with the SEC. In addition, such reports, proxy and other information concerning the Company may be inspected at the office of NASDAQ at 1735 K Street, N.W., Washington, D.C. 20006. For certain further information with respect to the Company and the Conversion Offer, reference is made to the Issuer Tender Offer Statement on Schedule 13E-4 (the "Schedule 13E-4"), including the exhibits filed as part thereof or incorporated by reference therein. Copies of the Schedule 13E-4 and its exhibits may be inspected and copied (at prescribed rates) at the offices of the SEC at the locations set forth above.

         "Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995: Certain of the statements in this Offering Circular under "Background of the Conversion Offer" and "Certain Considerations" and elsewhere herein (including certain statements in the Annual Report reproduced as Appendix A and in the Quarterly Report reproduced as Appendix B which contain Management's Discussion and Analysis of Financial Conditions and Results of Operations ("Management's Discussion and Analysis")) and other Company materials referred to herein, such as statements concerning the Company's future cash and financing requirements, the Company's ability to originate and/or acquire mortgage loans, the Company's ability to sell mortgage loans to the third parties and the returns therefrom and other statements contained herein regarding matters that are not historical facts are forward looking statements. Actual results may differ materially from those projected in the forward looking statements, which statements involve risks and uncertainties, including but not limited to, the following: the Company's ability to obtain future financings; the uncertainties relating to the Company's ability to sell mortgage loans; and market conditions and other factors relating to the mortgage lending business. Investors are also directed to the other risks discussed herein and in other documents filed by the Company with the Commission.

         CONTINENTAL STOCK TRANSFER AND TRUST COMPANY IS SERVING AS THE CONVERSION AGENT ("CONVERSION AGENT") FOR THIS CONVERSION OFFER. ITS TELEPHONE NUMBER AND ADDRESS IS SET FORTH ON THE BACK COVER OF THIS OFFERING CIRCULAR. ALL DOCUMENTS TO BE SUBMITTED IN CONNECTION WITH THIS CONVERSION OFFER SHOULD BE DELIVERED TO THE CONVERSION AGENT AT ITS ADDRESS SET FORTH ON THE BACK COVER OF THIS OFFERING CIRCULAR.

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                                TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----

OFFERING CIRCULAR SUMMARY......................................................1

BACKGROUND OF THE COMPANY'S CONVERSION OFFER...................................6

CONSIDERATIONS APPLICABLE TO CONVERTING
IN CONNECTION WITH THIS CONVERSION OFFER.......................................9

THE CONVERSION OFFER..........................................................11

RISKS APPLICABLE TO HOLDERS OF PREFERRED STOCK
OR NOTES WHO DO CONVERT IN CONNECTION WITH THIS
CONVERSION OFFER..............................................................16

CONSIDERATIONS APPLICABLE TO HOLDERS OF PREFERRED
STOCK AND NOTES WHO DO NOT CONVERT IN CONNECTION
WITH THIS CONVERSION
OFFER.........................................................................30

CERTAIN FEDERAL INCOME TAX
CONSEQUENCES..................................................................33

TAX CONSEQUENCES TO HOLDERS OF PREFERRED STOCK................................33

TAX CONSEQUENCES TO HOLDERS OF
NOTES.........................................................................34

TAX CONSEQUENCES TO THE COMPANY...............................................34

DESCRIPTION OF SECURITIES.....................................................35

SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA..............................47

CAPITALIZATION ...............................................................50

PRINCIPAL STOCKHOLDERS........................................................51

CONVERSION OFFER PROCEDURES...................................................54

PAYMENT OF EXPENSES...........................................................58

APPENDIX A - FORM 10-KSB FOR THE YEAR ENDED JUNE 30, 1996.
APPENDIX B - FORM 10-QSB FOR THE QUARTER ENDED MARCH 31, 1997.
APPENDIX C - REPORT ON FORM 8-K CONTAINING FINANCIAL STATEMENTS FOR
                THE FISCAL YEAR ENDING JUNE 30, 1997.

                                        i


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NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY RECOMMENDATION ON BEHALF OF THE
COMPANY AS TO WHETHER HOLDERS SHOULD TENDER OR REFRAIN FROM TENDERING SECURITIES PURSUANT TO THE OFFER. NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THE OFFER OTHER THAN THOSE CONTAINED HEREIN OR IN THE LETTER OF TRANSMITTAL. IF GIVEN OR MADE, SUCH RECOMMENDATION AND SUCH INFORMATION AND REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

 NEITHER THIS TRANSACTION NOR THE SECURITIES OFFERED HEREBY HAS BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

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                            OFFERING CIRCULAR SUMMARY

         The following summary is qualified in its entirety by the more detailed information appearing elsewhere in this Offering Circular, the Company's Annual Report reproduced as Appendix A to this Offering Circular and the Company's Quarterly Report reproduced as Appendix B to this Offering Circular.

The Company

         Credit Depot Corporation (the "Company") is a mortgage finance company engaged in originating, purchasing, servicing, and selling first mortgage loans secured by single family (one to four family) residences made to credit-impaired individuals who are generally unable to obtain financing from conventional lending sources. Instead of holding mortgage loans originated or purchased by it, the Company's strategy is generally to resell such mortgage loans to financial service companies for inclusion in mortgage loan securitizations shortly after their origination or acquisition.

         The Company's executive offices are located at 700 Wachovia Center, Gainesville, Georgia 30501, telephone (770) 531-9927.

The Conversion Offer

The Conversion Offer... The Company is offering to adjust the Conversion Price of its 9% Convertible Preferred Stock and its 10% Convertible Secured Notes, as follows:

The Preferred Stock.... A total of approximately 30 shares of Common Stock will be issued to the Holder of each share of Preferred Stock (having a liquidation preference of $20 per share) converted in connection with this Conversion Offer (plus such number of additional shares of Common Stock as are issuable on the conversion of Preferred Stock dividends accrued and in arrears as of the Expiration Date, at a rate of one share of Common Stock for each $.65 of such dividends): each share of Preferred Stock is convertible into eight (8) shares of Common Stock in accordance with the stated terms of the Preferred Stock, and an additional approximately 22 additional shares (the "Additional Shares") of Common Stock (plus shares of Common Stock issued on the conversion of dividends) will be issued as to each share of Preferred Stock converted pursuant to the Conversion Offer. See "The Conversion Offer" for a further description.

The Notes.............. Prior to the Conversion Offer, each $1,000 principal amount of Notes was convertible into 400 shares of Common Stock at a conversion price of $2.50 per share of Common Stock (the

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                        "Conversion Price"). The adjustment of the Conversion
                        Price from $2.50 to $.50 per share will result in the issuance of 1,600 additional shares of Common Stock, or an aggregate of 2,000 shares of Common Stock (plus such number of additional shares as are issuable on the conversion of interest accrued through the Expiration Date at a rate of one share of Common Stock for every $.50 of interest payable), on the conversion of each $1,000 principal amount of Notes, pursuant to the conversion rights contained in the Loan Agreement governing the Notes.

Common Stock........... The Common Stock is described in this Offering Circular under "Common Stock."

Dividend Arrearage;     Holders of Preferred Stock are entitled to cumulative
Future Dividend and     cash dividends at an annual rate of $1.80 per share,
Interest Payments...... payable quarterly when, as and if declared by the Board of Directors, and Holders of the Notes are entitled to interest at an annual rate of 10%, payable semi-annually. The quarterly dividend payment on the Preferred Stock which was to be made on June 30, 1997, was not made and the dividend payment of September 30, 1997 is not expected to be made. As a result of the Company's need for additional cash to meet its working capital requirements, if this Conversion Offer is not consummated and additional financing is obtained pursuant to the Proposed Financing or another financing, the Company does not expect to pay future dividends on the Preferred Stock. In addition, in such event, the Company would be unable to make interest payments on the Notes when due, which would result in a default under the Notes. Even if the Conversion Offer is consummated and additional financing is obtained pursuant to the Proposed Financing or another financing, there can be no assurance that the Company will make dividend payments on the Preferred Stock. The Company cannot predict when it would be in a position to resume the payment of such dividends or make scheduled interest payments if the Conversion Offer is not consummated and additional financing is not obtained pursuant to the Proposed
                        Financing or another financing. On the scheduled
                        Expiration Date (as defined below) of this Conversion
                        Offer, it is anticipated that each of the shares of Preferred Stock will have a dividend arrearage of $.90 per share. On the Expiration Date, the 315,000 shares of outstanding Preferred Stock will have an aggregate dividend arrearage of $307,125. BY TENDERING SECURITIES
                        PURSUANT TO THE OFFER AND NOT WITHDRAWING THE SAME, EACH
                        TENDERING HOLDER WILL BE DEEMED TO HAVE WAIVED SUCH
                        HOLDER'S RIGHT TO RECEIVE ANY DIVIDEND OR INTEREST WHICH
                        MAY BECOME

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                        PAYABLE IN RESPECT OF THE TENDERED SECURITIES SUBSEQUENT
                        TO THE DATE THAT SUCH SECURITIES ARE TENDERED, EVEN IF SUCH DIVIDEND OR INTEREST BECOMES PAYABLE PRIOR TO ACCEPTANCE OF SUCH SECURITIES BY THE COMPANY. See "9% Convertible Preferred Stock;" 10% Convertible Secured Notes."

No Adjustment for       The number of Additional Shares and Conversion Price
Market Price .......... being offered to convert will NOT be adjusted by the
Fluctuations            Company for fluctuations in the market prices of the
                        Common Stock.

No Anti-dilution        As a condition to conversion of the Preferred Stock and
Adjustment of           the Notes, each Holder will be required to execute the
Conversion Price of     Consent, pursuant to which the Holder will agree to
Non-Tendered            certain amendments tthe Loan Agreement, the Letter
Securities;             Agreement dated April 16, 1996 (pursuant to which the
Cancellation of         Holders of the Preferred Stock were granted certain
Certain Covenants       anti-dilution protections), and to the Certificate of
of the Company........  Designation. As a result, after the Expiration Date of this Conversion Offer, no Additional Shares will be offered to Holders of Preferred Stock and the Conversion
                        Price for the Notes will not be adjusted on account of the additional shares of Common Stock issued in connection with this Conversion Offer and the anti-dilution provisions applicable to the issuance of shares of Common Stock, or securities convertible into or exercisable for Common Stock at a price below the conversion price of the Preferred Stock and Notes contained therein will be terminated. Further, pursuant to the Amendments, certain debt covenants of the Company for the benefit of the Holders of the Notes, including covenants requiring the Company to maintain certain asset levels and restricting the Company's incurrence of indebtedness and payment of dividends will be terminated. In addition, certain restrictions contained in the Certificate of Designation relating to the Preferred Stock, including restrictions on issuance of preferred stock ranking senior to the Preferred Stock and on payment of dividends on, and repurchases or redemptions of, capital stock ranking in parity with the Preferred Stock, will be terminated. The amendment to the Certificate of Designation will also require the approval of the holders of a majority of the shares of Common Stock of the Company.

All or None ........... Holders who desire to convert Preferred Stock or Notes
Conversion              in connection with this conversion offer must convert
                        all, and not less than all, of their Preferred Stock or Notes.

Expenses................Converting Holders of Preferred Stock or Notes will not be required to pay brokerage commissions or fees or, subject to the


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                        instructions in the Letter of Transmittal, transfer
                        taxes for conversion of Preferred Stock or Notes or receipt of additional shares of Common Stock upon such conversion. The Company will pay all reasonable out-of-pocket expenses incurred by brokers, custodians, nominees and fiduciaries in forwarding copies of this Offering Circular and related documents to the beneficial owners of Preferred Stock or Notes and in handling or forwarding deliveries of Preferred Stock or Notes for conversion. See "Conversion Offer Procedures -- Payment of Expenses. "

Conditions of the       The Company will have no obligation to accept any
Conversion Offer....... Preferred Stock or Notes delivered pursuant to this
                        Conversion Offer unless the conditions set forth herein are satisfied. See "The Conversion Offer -- Conditions of the Conversion Offer."

Certain Federal         For a summary discussion of certain federal income tax
Income Tax ............ consequences relating to this Conversion Offer, see
Consequences            "Certain Federal Income Tax Consequences."

No Appraisal or         No appraisal or similar rights under Delaware General
Similar Rights ........ Corporation Law or other applicable law will be available to Holders of Preferred Stock or Notes electing not to convert in connection with this Conversion Offer.

Expiration Date........ This Conversion Offer will expire at 5:00 p.m. Atlanta,
                        Georgia time, on October 22, 1997, unless extended as provided in this Offering Circular. See "Conversion Offer Procedures -- Expiration Date; Extension; Amendment; Termination."

Procedures for ........ To be delivered properly under this Conversion Offer,
Delivery certificates evidencing the Preferred Stock and/or the Notes, together with a properly completed and duly executed Letter of Transmittal (or facsimile thereof) and any other documents required by the Letter of Transmittal, and an executed Consent must be received by the Conversion Agent at the address set forth on the back cover of this Offering Circular prior to 5:00 p.m., Atlanta, Georgia time, on the Expiration Date, or Holders of the Preferred Stock and/or the Notes must comply with the specific procedures for guaranteed delivery described herein. See "Conversion Offer Procedures -- Procedures for Conversion;" "-- Guaranteed Delivery Procedures."

Withdrawal Rights...... The Preferred Stock and Notes delivered for conversion in connection with this Conversion Offer may be withdrawn at any time prior to 5:00 p.m., Atlanta, Georgia time on the Expiration Date.

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Conversion Agent....... Continental Stock Transfer and Trust Company is serving as Conversion Agent for this Conversion Offer. All documents to be submitted in connection with this Conversion Offer should be delivered to the Conversion Agent at its address set forth on the back cover of this Offering Circular.

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                  BACKGROUND OF THE COMPANY'S CONVERSION OFFER

         The Company is a mortgage company engaged in originating, purchasing, servicing and selling first mortgage loans secured shared by single family (1 - to - 4 family) residences made to credit-impaired individuals who are generally unable to obtain financing from conventional lending sources. By its nature, the Company's business requires continual access to short-term and long-term sources of debt and equity capital. The Company requires cash for loan originations and loan repurchases, as well as payment of operating and interest expense, capital expenditures, and start-up expenses for expansion into new geographic areas.

         The Company generally sells mortgage loans originated by it a short period after origination or acquisition. The Company's sales of mortgage loans in recent years have involved sales of mortgage loans to a major loan securitizer pursuant to which the premium received by the Company on sale is in the form of an interest only strip receivable. As a result, the Company's gain on sale of mortgage loans in these transactions is not paid in cash and instead was in the form of a receivable which is reduced to cash over the lives of the mortgage loans sold. While the Company believes that sales of loans on these terms results in a higher premium and increased revenues on the sale of mortgage loans, the sale of mortgage loans on such terms has increased the Company's need for additional capital.

         In recent years, the Company has taken steps to raise additional financing in order to meet the Company's capital requirements. In June, 1995, the Company completed an offering of $3 million of Convertible Mortgage Participations. In October 1995, the Company issued $6,400,000 of 9% Convertible Preferred Stock, $2,500,000 of which was issued on conversion of the Convertible Mortgage Participations. In January 1996 the Company obtained a $1,050,000 term loan which was repaid in August 1996. In February 1996, the Company sold $500,000 of Convertible Mortgage Participations. In the period of June through August 1996, the Company issued $9 million of 10% Convertible Secured Notes. In April, 1997 the Company sold $1,674,000 of 11% Convertible Redeemable Preferred Stock. These financings provided the Company with capital to expand its mortgage loan origination, expand its offices for mortgage loan originations and meet its working capital requirements. In addition, the Company has been provided additional financing through the advance of $2,236,000 against the interest only strip receivable pursuant to its agreement with the mortgage loan securitizer. The Company has warehouse lines of credit with two providers of such credit pursuant to which the Company can obtain $13,500,000 of credit for the origination or acquisition of mortgage loans which enable the Company to continue its mortgage lending activities (the "Warehouse Line of Credit"). In July and August 1997, the Company received a secured bridge loan (the "Bridge Loan") in the principal amount of the $850,000, bearing interest at the rate of 10% per annum and convertible into Common Stock at the rate of $.40 per share of Common Stock.

         Recent Developments. In the Company's fiscal year ended June 30, 1997, the Company realized a net loss of approximately $3,363,000, of which $3,210,000 was realized in the last six months. The loss in the second half of the fiscal year 1997 was the result of certain factors. The Company had a marginally profitable quarter ending December 31, 1996 and began a rapid origination expansion program in January 1997, increasing its sales force from 13 persons in December 1996 to 24 persons in April 1997. Total employee headcount went from 67 to 85 persons during the same period as support personnel were added for the new salespeople. To help supplement loan originations when a majority of the sales force were recently hired, the Company executed several bulk purchases of loans. When these loans were eventually sold, the profit margins received on them were significantly less than anticipated. A contributing factor to the reduced margin on the sale of the bulk purchase loans and other loans sold was the relatively sharp rise in interest rates which occurred during the Company's third fiscal quarter ending April 30, 1997. The Company was unable to increase its rates on mortgage loans originated or purchased by it or increase its loan volumes to offset the reduced margins at the time of sale. The Company also experienced working capital shortages. Because the Company had no warehouse lines of credit until June 1997 and was funding all of its loan production with working capital, loan production was negatively impacted during these shortages. Many of the factors resulting in the loss for the quarter ending March 31, 1997, which had not been anticipated at the time of the 11% Preferred Stock offering in April 1997, carried forward into the fourth fiscal quarter. The significant expense of the expansion effort was not matched by a corresponding increase in revenues. Several of the less productive offices opened during this expansion were recently closed, although not in time to positively affect the financial results for the year ended June 30, 1997. As a result of these losses, which were not anticipated by the Company at the time it completed its sale of the 11% Convertible Redeemable Preferred Stock in April, 1997, the Company requires additional capital to meet its working capital requirements and to increase its mortgage loan originations. At August 31, 1997, the Company had approximately $100,000 of cash and liquid assets, all of which was provided pursuant to the Bridge Loan. The holders were issued warrants to purchase 2,875,000 shares of Common Stock at an exercise price of $.40 per share, subject to adjustment in the event of issuances of Common Stock by the Company for prices below the exercise price. The Bridge Loan is due October 31, 1997.

         The Company has recently changed its method of sale of mortgage loans to whole loan sales at a cash premium rather than whole loan sales in which the premium is in the form an interest only strip receivable. While this change in the manner of sale will decrease the premium received when the Company sells mortgage loans and its revenues from sale of mortgage loans, it is expected to increase its cash flow. However, this change in method of sale of mortgage loans by itself is not sufficient to generate sufficient cash flow to meet the Company's current working capital requirements. The Company will require additional capital to meet its operating requirements until such time, if ever, that it can achieve positive cash flow from operations.

         The Company requires additional short term bridge financing to enable it to continue to meet its working capital requirements. In addition, the Company requires additional longer term financing to meet its working capital requirements prior to such time, if ever, that it can generate positive cash flow from its operations and to repay the Bridge Loan. The Company also believes that it is necessary to obtain a larger warehouse line of credit at some point in the future in order to meet its long term loan production targets. Accordingly, the Company requires significant additional financing. The Company believes that it is necessary to effect a recapitalization to reduce or eliminate its outstanding Secured Notes and 9% Preferred Stock to enable the Company to obtain such required financing.

         Simultaneously herewith, the Company is soliciting the consent of the holders of its Common Stock to a 1-for-5 reverse stock split (the "Reverse Stock Split"). The Reverse Stock

Split, if approved, will provide the Company with sufficient authorized Common Stock for issuance pursuant to the Conversion Offer.

         Reasons for the Company's Conversion Offer. The Company believes that its current available cash and liquid assets, together with additional Bridge Loan financing, are only sufficient to meet the its working capital requirements through October 31, 1997. In addition, the Company requires financing for working capital purposes and to repay the Bridge Loan which is due October 31, 1997 and believes that it is necessary at some point in the future to obtain a larger warehouse line of credit in order to meet its long term loan production targets. Because of the amount of secured indebtedness and preferred stock ($11,015,000 of fully and partially secured indebtedness and 315,000 shares of preferred stock having an aggregate liquidation preference of $6,300,000), the Company's current capital structure makes it difficult to raise equity capital. In addition, the Company believes that future warehouse lenders will require a significant increase in the Company's stockholders' equity as a condition to providing a larger warehouse facility, which the Company believes will be necessary in order to meet its long term loan production targets. Moreover, the Company currently has annual interest requirements of $1,101,500 and annual dividend requirements (if all cumulative dividends are declared and paid) on its preferred stock of $751,140 and believes that, in order to improve its cash flow, it needs to substantially reduce its interest and dividend obligations through this Conversion Offer. Accordingly, the Company believes that it is necessary to restructure its current capital structure, reduce its outstanding indebtedness and increase its stockholders' equity in order to obtain necessary financing and reduce its annual interest and dividend obligations.

         The Company intends to seek such financing by raising a maximum of $3,000,000 through the offer of additional shares of 11% Convertible Redeemable Preferred Stock which will be convertible into Common Stock at the rate of $.40 per share. There can be no assurance that the financing will be consummated. If the Company is unable to obtain additional financing, it will be unable to meet its operating expenses, continue as a going concern, and continue and expand its current mortgage loan origination and purchase activities and fulfill its business objectives. There can be no assurance that even if the Conversion Offer is consummated, that the Company will be able to raise sufficient capital and obtain sufficient credit facilities to meet its cash requirements and, ultimately, to become profitable.

                     CONSIDERATIONS APPLICABLE TO CONVERTING
                    IN CONNECTION WITH THIS CONVERSION OFFER

         The Company believes that this Conversion Offer is in the best interests of the Company. However, neither the Company nor its Board of Directors or executive officers makes any recommendation to any Holder as to whether to tender or refrain from tendering any or all of such Holder's Preferred Stock and/or Notes and has not authorized any person to make any such recommendation. Holders are urged to evaluate carefully all information in the offer and consult investment and tax advisors to determine whether to tender the Notes or Preferred Stock. Outlined below are some of the reasons the Company believes that Holders of Preferred Stock and Notes may choose to accept this Conversion Offer. Along with these reasons, Holders should weigh and take into account all of the factors listed under the captions "Risks Applicable to Holders of Preferred Stock or Notes Who Do Convert in Connection With this Conversion Offer" and "Considerations Applicable to Holders of Preferred Stock and Notes Who Do Not Convert in Connection with this Conversion Offer" in making a determination of whether to accept or reject this Conversion Offer. The share numbers provided herein do not give effect to the Reverse Stock Split.

         The Issuance of the Additional Shares and the Adjustment of the Conversion Price Limited to this Conversion Offer. The issuance of the Additional Shares of Common Stock on the conversion of the Preferred Stock and the adjustment of the Conversion Price of the Notes will result in the issuance of an additional approximately 22 shares of Common Stock (plus such number of additional shares as are issuable on the conversion of Preferred Stock dividends accrued and in arrears as of the Expiration Date, at a rate of one share of Common Stock for each $.65 of such dividends) on the conversion of each share of Preferred Stock (having a liquidation preference of $20 per share), and an additional 1,600 shares of Common Stock on the conversion of each $1,000 in Notes (plus such number of additional shares as are issuable on the conversion of interest accrued through the Expiration Date at a rate of one share of Common Stock for every $.50 of accrued interest). Following the Expiration Date, Holders of the Preferred Stock and Notes who choose not to accept this Conversion Offer will not be entitled upon conversion to the Additional Shares and/or adjustment in the Conversion Price being offered in this Conversion Offer as a result of amendments to the Loan Agreement and the Letter Agreement pursuant to the Consents.

         Need for Conversion Offer To Enable The Company to Obtain Additional Financing. The Company believes that the proposed changes in the capital structure pursuant to the Conversion Offer are necessary to enable the Company to raise additional financing and obtain an additional larger warehouse credit facility in the future. Because of the amount of secured indebtedness and preferred stock ($8,257,000 of secured indebtedness, $8,140,000 of partially unsecured indebtedness and shares of preferred stock having an aggregate liquidation preference of $7,974,000), it is more difficult to raise equity capital. In addition, the Company also believes that it is necessary to obtain a larger warehouse line of credit at some point in the future in order to meet its long term loan production targets and believes that warehouse lenders will require a significant increase in the Company's stockholders' equity as a condition to such a warehouse facility. If the Company is unable to obtain additional financing, it will be unable to meet its operating expenses and continue and expand its current mortgage loan origination and purchase activities and fulfill its business objectives. However, there can be no assurance that even if the Conversion Offer is consummated that the company will be able to raise sufficient capital and obtain sufficient credit facilities to meet its cash requirements and, ultimately, to become profitable.

         Uncertainty as to Future Dividend or Interest Payments. It is unclear when or if the Company will be able to resume regular dividend payments and make interest payments if the Company fails to complete a successful restructuring and if additional financing is not subsequently secured. If the Company is unable to obtain such additional financing and additional credit facilities, the Company will be required to curtail its mortgage loan origination and purchase activities, curtail its lending and take other measures to cut back its operations and reduce its operating expenses. If these efforts are unsuccessful, the Company may be unable to meet its working capital requirements and continue as a going concern. Nevertheless, the Preferred Stock and the Notes do have certain preferences (as compared with Common Stock) that Holders will surrender upon accepting this Conversion Offer. See "9% Convertible Preferred Stock;" and "10% Convertible Secured Notes."

         No Established Market for the Securities. The Preferred Stock and Notes are not traded on any established market and, to the Company's knowledge, no broker or dealer "makes a market" in shares of Preferred Stock or Notes. Accordingly, the Preferred Stock and Notes are, and are likely to remain, highly illiquid. Because the Preferred Stock and Notes are illiquid, the offered conversion provides Holders of Preferred Stock and Notes with the potential for obtaining liquidity in their securities. However, it should be noted that the Common Stock of the Company is currently thinly traded and there can be no assurance that Holders who accept the Conversion Offer will be able to sell their shares of Common Stock when they desire to do so.

         No Preferred Stock Right of Redemption. Because the Holders of the Preferred Stock have no rights of optional redemption (only the Company can elect to redeem the Preferred Stock), the Holders have no right to compel the payment of dividends or redemption of their securities. However, the dividends on the Preferred Stock are cumulative and no dividends can be declared or paid on shares of Common Stock and no shares of Common Stock can be repurchased unless all cumulative dividends have been paid.

         No Appraisal or Similar Rights. Neither the Delaware General Corporation Law nor the Company's organizational documents provide for dissenters rights of appraisal (or other comparable rights) for Holders of the Preferred Stock or the Notes not accepting this Conversion Offer.

         Cancellation of Rights of Preferred Stock and Notes. As a condition of accepting this Conversion Offer, the Company requires each Holder to execute a Consent which will constitute a vote in favor of terminating certain rights of Holders of Preferred Stock or Notes, including anti-dilution protections in the case of issuances of Common Stock and securities convertible into, or exercisable for, Common Stock below the conversion price of the Notes or Common Stock, and certain covenants of the Company in favor of the Holders of the Notes. As a result, Holders will not be entitled to certain protections to which they are currently entitled pursuant to the terms of the instruments governing the Notes and Preferred Stock. See 9% Convertible Preferred Stock and "10% Convertible Secured Notes."


                              THE CONVERSION OFFER

         The Company is making this Conversion Offer to induce conversion of the outstanding shares of its Preferred Stock and Notes, as follows:

         9% Convertible Preferred Stock. A total of approximately 30 shares of Common Stock will be issued to the holder of each share of Preferred Stock (having a liquidation preference of $20 per share) converted in connection with this Conversion Offer (plus such number of additional shares of Common Stock as are issuable on the conversion of Preferred Stock dividends accrued and in arrears as of the Expiration Date, at a rate of one share of Common Stock for each $.65 of such dividends): each share of Preferred Stock is convertible into eight (8) shares of Common Stock in accordance with the stated terms of the Preferred Stock, and an additional approximately 22 additional shares of Common Stock (plus shares of Common Stock issued on the conversion of dividends) will be issued as to each share of Preferred Stock converted pursuant to the Conversion Offer. See "The Conversion Offer" for a further description.

         10% Convertible Secured Notes. Prior to the Conversion Offer, each $1,000 principal amount of Notes was convertible into 400 shares of Common Stock at a conversion Price of $2.50 per share. The adjustment of the Conversion Price from $2.50 to $.50 per share will result in the issuance of 1,600 additional shares of Common Stock or an aggregate of 2,000 shares of Common Stock (plus such number of additional shares as are issuable on the conversion of interest accrued through the Expiration Date at a rate of one share of Common Stock for every $.50 of accrued interest), on the conversion of each $1,000 principal amount of Notes pursuant to the conversion rights contained in the Loan Agreement governing the Notes.

         Entire Agreement. This Conversion Offer is made upon the terms and subject to the conditions set forth in this Offering Circular and in the accompanying Letter of Transmittal.

         Unpaid Dividends and Interest. The Company did not pay the dividend on the Preferred Stock on June 30, 1997 and does not expect to pay the September 30, 1997 Preferred Stock dividend and, without the successful completion of this Conversion Offer and the consummation of the Proposed Financing or other similar additional financing, the Company expects that it will not be able to pay these or future scheduled quarterly dividend payments on the Preferred Stock. The Company may also be unable to pay the semi-annual interest payments on the Notes. On the Expiration Date, each share of Preferred Stock will have an aggregate dividend arrearage of $.90; none of the interest payments will be in arrears. The Preferred Stock dividends accrued and in arrears as of the Expiration Date will be converted into shares of Common Stock at a rate of one share of Common Stock for each $.65 of such dividends. The interest on the Notes accrued through the Expiration Date will be converted into shares of Common Stock at a rate of one share of Common Stock for every $.50 of accrued interest. As a result of the Consents executed by Holders in connection with this Conversion Offer, upon the successful conclusion of this Conversion Offer, the Conversion Prices for the Preferred Stock and Notes remaining outstanding after the Expiration Date will NOT be adjusted on account of additional shares issued in connection with this Conversion Offer and certain other rights of the Preferred Stock and Notes will be modified. See "Common Stock," "9% Convertible Convertible Secured Notes." See "-- Consents Eliminating Anti-Dilution Provisions and Restrictive Covenants."

         No Subsequent Issuance of Additional Shares or Conversion Price Adjustment. The number of Additional Shares to be issued on the conversion of each share of Preferred Stock and the Conversion Price of the Notes being offered to convert will NOT be adjusted by the Company for any fluctuations in the relative market values of the Company's Common Stock.

         All or None Conversion; Delivery. Holders of the Preferred Stock and/or the Notes who desire to convert their securities in connection with this Conversion Offer must convert all, and not less than all, of the Preferred Stock and/or Notes owned by them. By delivering or by causing the Registered Holder (as defined below) to effect delivery for conversion, each beneficial owner of such Preferred Stock and/or Notes represents and warrants that delivery has been effected with respect to all Preferred Stock and/or Notes beneficially owned by such owner.

         Withdrawal. Preferred Stock and/or Notes shares delivered for conversion in connection with this Conversion Offer may be withdrawn at any time prior to 5:00 p.m., Atlanta, Georgia time, on the Expiration Date. See "Conversion Offer Procedures -- Withdrawal of Deliveries."

         Consents Eliminating Anti-Dilution Provisions and Restrictive Covenants. In order to accept the Conversion Offer, Holders of the Notes and Preferred Stock will be required to simultaneously execute certain consents (the "Consents"). Pursuant to the Consents, Holders will agree to the amendment to the Company's Certificate of Designation relating to the Preferred Stock, the Loan Agreement and the Letter Agreement dated April 16, 1996 (under which Holders of the Preferred Stock were granted certain anti-dilution rights). The amendment to the Loan Agreement and the amendment to the Letter Agreement dated April 6, 1996 each provide that the Holders of the Notes and the Preferred Stock will not be entitled to any anti-dilution adjustments by reason of the issuance of the Common Stock pursuant to the Conversion Offer and further terminate all future anti-dilution adjustments with respect to the Notes and Preferred Stock as a result of any issuance of Common Stock (or securities convertible into or exercisable for Common Stock) at a price below the conversion price of the Preferred Stock and Notes.

         In addition to the amendment with respect to the anti-dilution provision, the amendment to the Loan Agreement will make the following changes in the Loan Agreement: (i) eliminate covenants limiting certain restricted payments (principally consisting of certain payments of dividends and of the distributions on and purchases, redemptions and acquisitions of, equity securities); (ii) eliminate the covenant limiting certain distributions and other payments, including loans and advances, by the subsidiaries of the Company; (iii) eliminate the covenant that requires the Company to have assets equal to at least 70% of the outstanding principal balance of the Notes; (iv) eliminate the covenant restricting asset sales; (v) eliminate the covenant restricting certain real property acquisitions; and (vi) eliminate the event of default as a result of certain indebtedness of the Company becoming due and payable prior to maturity.

         In addition, the Certificate of Designation relating to the Preferred Stock will be modified pursuant to the Consent to eliminate the restriction on paying dividends on capital stock ranking pari passu with the Preferred Stock, unless all dividends on the Preferred Stock have been paid, and to eliminate the restrictions on creation of preferred stock ranking senior to the Preferred Stock.

         The amendment to the Loan Agreement will become effective on approval by the Holders of the majority in principal amount of the Notes. The approval of the amendment to the Letter Agreement will become effective on (i) the approval of the Holders of a majority of the outstanding Preferred Stock and a majority of the outstanding principal amount of the Notes and (ii) the execution of a waiver of such Letter Agreement on behalf of such Holders by Heiko Thieme (which waiver will only be executed following the execution of Consents by the Holders of a majority of the outstanding Preferred Stock and a majority of the outstanding principal amount of the Notes). The amendment to the Certificate of Designation will be effective on approval of the Holders of a majority of the outstanding Preferred Stock and on the approval of the Holders of a majority of the outstanding Common Stock, which is being solicited simultaneously with the solicitation of the consent of holders of the Common Stock to the Reverse Stock Split. See "Background of the Company's Conversion Offer". In addition each of these amendments will be effective only if the Conversion Offer is consummated.

         Conditions of the Conversion Offer. The Company will have no obligation to accept any Preferred Stock and/or Notes delivered for conversion pursuant to this Conversion Offer if any of the following conditions exist, and may terminate or amend this Conversion Offer as provided herein before the acceptance of any such shares for conversion:

         (a) If a minimum of 75%, or 236,250 shares, of the outstanding Preferred Stock and a minimum of 75%, or $6,105,000 principal amount of the outstanding Notes are not tendered for conversions and if Consents are not received from such Securityholders.

         (b) If the amendment to the Company's Certificate of Incorporation effecting a the Reverse Stock Split is not approved by the Company's shareholders and become effective.

         (c) If any action or proceeding is instituted or is threatened in any court or by or before any governmental agency or instrumentality with respect to (i) this Conversion Offer or (ii) the Company or its capital stock which, in the judgment of the Company, has or may have a material adverse effect on the business, financial condition, operations or prospects of the Company or impairs or may impair the benefits of this Conversion Offer to the Company or the ability of the Company to proceed with this Conversion Offer; or

         (d) If there has been proposed, adopted or enacted any law, statute, rule or regulation that, in the judgment of the Company, has or may have a material adverse effect on the business, financial condition, operations or prospects of the Company or impairs or may impair the material benefits of this Conversion Offer to the Company or the ability of the Company to proceed with this Conversion Offer; or

         (e) If any change or changes have occurred or are threatened in the business, assets, liabilities, condition (financial or otherwise), operations, results of operations or prospects of the Company that, in the judgment of the Company, has or may have a material adverse effect on the Company; or

         (f)  There shall have occurred:

              (i) the declaration of any banking moratorium or suspension of payments in respect of banks in the United States;

              (ii) any general suspension of trading in, or limitation on prices for, securities on any United States national securities exchange or in the over-the-counter market;

              (iii) the commencement or escalation of a war, armed hostilities or any other national or international crisis directly or indirectly involving the United States;

              (iv) any limitation (whether or not mandatory) by any governmental, regulatory or administrative agency or authority on, or any event which, in the Company's sole judgment, might affect, the extension of credit by banks or other lending institutions in the United States; or

              (v) in the case of any of the foregoing existing at the time of the commencement of the Conversion Offer, in the Company's sole judgment, a material acceleration or worsening thereof; or

         (g) (i) any entity, "group" (as that term is used in Section 13(d)(3) of the Exchange Act) or person (other than entities, groups or persons, if any, who have filed with the SEC on or before a Schedule 13G or a
         Schedule 13D with respect to any of the shares of Common Stock) shall have acquired or proposed to acquire beneficial ownership of more than 5% of the outstanding shares of Common Stock, or (ii) such entity, group, or person that has publicly disclosed any such beneficial ownership of more than 5% of the shares of Common Stock prior to such date shall have acquired, or proposed to acquire, beneficial ownership of additional shares of Common Stock constituting more than 2% of the outstanding shares of Common Stock or shall have been granted any option or right to acquire beneficial ownership of more than 2% of the outstanding shares of Common Stock or (iii) any person or group shall have filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 or made a public announcement reflecting an intent to acquire the Company or any of its subsidiaries or any of their respective assets or securities; or

         (h) If after the date of the commencement of the Conversion Offer, any tender or exchange offer for 15% or more of the outstanding shares of Common Stock, Series A Preferred or Series B Preferred (other than the Conversion Offer), or any merger, acquisition, business combination or other similar transaction with or involving the

         Company, shall have been proposed, announced or made by any person or entity other than the Company or any subsidiary.

         The Company reserves the right, in its judgment, (i) to terminate this Conversion Offer if any of the events set forth above has occurred and the condition is not waived by the Company, by giving oral or written notice of such termination to the Conversion Agent and (ii) to extend or otherwise amend the terms of this Conversion Offer in any manner. The amendment, extension or termination of this Conversion Offer as to the Preferred Stock and the Notes, or the waiver of a condition as to either the Notes or Preferred Stock, need not be accompanied by the same action as to the other securities. Any such amendment, extension or termination will be followed as promptly as practicable by public announcement thereof. If this Conversion Offer is amended in a manner determined by the Company to constitute a material change, the Company will promptly disclose such amendment in a manner reasonably calculated to inform the holders of such amendment and, if such amended Conversion Offer would otherwise expire during such period, the Company will extend each such amended Conversion Offer for a period which the Company in its judgment deems appropriate, depending upon the significance of the amendment and the manner of disclosure to Holders of the Preferred Stock and/or Notes. Any such extension will be in compliance with the applicable rules and regulations of the SEC. See "Conversion Offer Procedures -- Expiration Date; Extension; Amendment; Termination."

         The foregoing conditions are for the sole benefit of the Company and may be asserted by the Company regardless of the circumstances giving rise to such conditions and may be waived by the Company in whole or in part at any time and from time to time in the judgment of the Company. Any determination by the Company concerning the events described above will be final and binding upon all parties.

         Interests of Certain Persons in the Conversion Offer. No officer, Director, stockholder, equity holder or affiliate of the Company has any material interest, direct or indirect, in this Conversion Offer other than interests, if any, of such individuals as stockholders, equity holders or Noteholders of the Company that are shared by all other stockholders, Noteholders and equity holders of the Company.

         Anticipated Accounting Treatment of Conversion Offer. See "Selected Historical and Pro Forma Financial Data" for a description of the Company's financial and accounting treatment of this Conversion Offer.

         Fees and Expenses. Holders of the Preferred Stock and/or Notes delivered for conversion will not be required to pay brokerage commissions or fees or, subject to the instructions in the Letter of Transmittal, transfer taxes with respect to the conversion of the Preferred Stock and/or Notes or the issuance of additional shares of Common Stock in connection with this Conversion Offer. The Company will pay all reasonable out-of-pocket expenses incurred by brokers, custodians, nominees and fiduciaries in forwarding copies of this Offering Circular and related documents to the beneficial owners of the Preferred Stock and/or Notes, and in handling or forwarding deliveries of the Preferred Stock and/or Notes for conversion. Holders of the Preferred Stock and/or Notes will be responsible for all other costs incurred in converting

Preferred Stock or Notes pursuant to this Conversion Offer. See "Conversion Offer Procedures --Payment of Expenses."

         Conversion Agent. Continental Stock Transfer and Trust Company is serving as Conversion Agent for this Conversion Offer. All documents to be submitted in connection with this Conversion Offer should be delivered to the Conversion Agent at its address set forth on the back cover of this Offering Circular.

                 RISKS APPLICABLE TO HOLDERS OF PREFERRED STOCK
        OR NOTES WHO DO CONVERT IN CONNECTION WITH THIS CONVERSION OFFER

         A conversion of Preferred Stock or Notes involves an investment in the Common Stock of the Company and involves a high degree of risk. Holders should carefully consider, among other things, the following factors concerning the business of the Company and this Conversion Offer and should consult independent advisors as to the technical, tax, business and legal considerations regarding an investment in such Common Stock.

         Elimination of Preferred Stock Dividend Rights, Liquidation Preferences and Protective Covenants. Holders of Preferred Stock who convert their shares of Preferred Stock into Common Stock will no longer be entitled to the liquidation preferences, protective covenants and dividend rights of the Preferred Stock. Such Holders will become subject to all of the risks associated with common equity, including the preferential claims of Holders of the Company's debt and holders of then-outstanding preferred stock, in the event of a liquidation, dissolution or winding up of the Company. Further, the special voting rights now exercisable by the Holders of Preferred Stock regarding further Preferred Stock issuances will be surrendered by Holders accepting this Conversion Offer, although such Holders will thereafter hold voting rights as holders of Common Stock. See "9% Convertible Preferred Stock."

         The Board of Directors is authorized under the Certificate of Incorporation, as amended (the "Certificate"), without a further vote of the stockholders of the Company, to issue up to 2,000,000 shares of preferred stock (less any shares of preferred stock then outstanding) in one or more series and to fix the designations, preferences, powers and relative, participating, optional or other rights and restrictions thereof. The Company may issue additional shares of 11% Convertible Redeemable Preferred Stock as well as additional series of preferred stock in the future that will have preferences over the Common Stock with respect to the payment of dividends and upon liquidation, dissolution or winding-up of the Company or otherwise. See "9% Preferred Stock."

         Even if all of the Noteholders convert their Notes and all of the Holders of Preferred Stock convert their Preferred Stock, the Company will still have outstanding $4,900,000 in senior and subordinated debt and Preferred Stock having an aggregate liquidation preference of $1,674,000 which will have priority over the Common Stock received on conversion. Additionally, the Company may issue additional senior or subordinated debt and Preferred Stock with priority over the Common Stock issued on conversion.

         Elimination of Noteholders' Security Interests and Priority. Holders of the Notes who convert their Notes to Common Stock pursuant to the Conversion Offer will lose the benefit of the security interests to which they are currently entitled as Holders of the Notes. In the event of a bankruptcy, liquidation, reorganization or dissolution of the Company, Holders of Notes are currently entitled to priority over unsecured creditors and holders of equity securities of the Company. In addition, assets available for distribution will be distributed to creditors of the Company (such as Holders of the Notes) prior to any distributions to holders of equity securities, and assets will only be available to holders of Common Stock after all distributions have been made with respect to outstanding indebtedness and other liabilities and to holders of preferred stock. Accordingly, in such events, Holders of the Notes who are issued Common Stock pursuant to the Conversion Offer will lose the benefit of their security interests and are likely to receive less than they would otherwise have received if they continued to hold the Notes. The Company currently requires substantial additional financing to enable it to meet its operating expenses and continue as a going concern and there can be no assurance that such financing will be obtained. While the Company believes that the restructuring of its capital structure pursuant to the Conversion Offer is necessary to enable it to obtain additional financing, there can be no assurance that, even if such restructuring is consummated, additional financing will be obtained at all or on terms favorable to the Company.

         Exchange Offer is a Taxable Transaction. A portion of the additional shares of Common Stock received by holders of the Preferred Stock who accept this Conversion Offer may be currently taxable to the recipient as ordinary income, and Holders of the Notes will realize gain or loss in connection with the conversion of the Notes for Common Stock pursuant to the Conversion Offer. See "Federal Income Tax Consequences."

         Limited Revenues and Continuing Operating Losses; Accumulated Deficit. In the Company's fiscal year ended June 30, 1997, the Company realized a net loss of approximately $3,363,000, of which $3,210,000 was realized in the last six months. The loss in the second half of the fiscal year 1997 was the result of certain factors. The Company had a marginally profitable quarter ending December 31, 1996 and began a rapid origination expansion program in January 1997, increasing its sales force from 13 persons in December 1996 to 24 persons in April 1997. Total employee headcount went from 67 to 85 persons during the same period as support personnel were added for the new salespeople. To help supplement loan originations when a majority of the sales force were recently hired, the Company executed several bulk purchases of loans. When these loans were eventually sold, the profit margins received on them were significantly less than anticipated. A contributing factor to the reduced margin on the sale of the bulk purchase loans and other loans sold was the relatively sharp rise in interest rates which occurred during the Company's third fiscal quarter ending April 30, 1997. The Company was unable to increase its rates on mortgage loans originated or purchased by it or increase its loan volumes to offset the reduced margins at the time of sale. The Company also experienced working capital shortages. Because the Company had no warehouse lines of credit until June 1997 and was funding all of its loan production with working capital, loan production was negatively impacted during these shortages. Many of the factors resulting in the loss for the quarter ending March 31, 1997, carried forward into the fourth fiscal quarter. The significant expense of the expansion effort was not matched by a corresponding increase in revenues. Several of the less productive offices opened during this expansion were recently closed, although not in time to positively affect the financial results for the year ended June 30, 1997. In addition, the Company has recently made certain changes in its strategy for sales of mortgage loans. The Company believes that the change in its method of sale will improve its cash flow on sales of mortgage loans, but will reduce its margin on sale and its revenues on individual mortgage loans sales. See "Changes in Company Strategy." Although the Company had modest earnings in its 1992 fiscal year, it has incurred losses during all of its other fiscal years since 1991. There can be no assurance that the Company will not continue to incur losses.

         Independent Accountants' Report; Going Concern Qualification. The report from the Company's independent accountants includes an explanatory paragraph which describes substantial doubt concerning the ability of the Company to continue as a going concern. The Company may incur losses for the foreseeable future due to its significant costs and cash requirements. See "Financial Statements -- Report of Independent Accountants."

         Liquidity and Financing Requirements; Need for Additional Capital. The Company's business has required continual access to short-term and long-term sources of debt and equity capital. The Company's capital requirements arise principally from loan originations and loan repurchases, payments of operating and interest expenses, capital expenditures, and start-up expenses for expansion into new geographic markets. Capital restraints have also, from time to time, restricted the Company's ability to increase the volume of mortgage loans it originates, and negatively impacted its ability to hold such loans until a sale could be arranged on more favorable terms. The Company has determined to change its strategy and sell mortgage loans on a whole loan basis in transactions in which the premiums will be paid in cash which is intended to improve the Company's cash flow from operations. However, there can be no assurance that this strategy will be successful. See "Changes in Company Strategy." The Company does not expect to generate a positive cash flow for some time, and therefore has required and expects to continue to require additional financing to fund additional geographical expansion, support its infrastructure and increase the volume of loans it can originate.

         The Company has recently experienced a significant cash flow shortage. In July and August, 1997 the Company obtained $850,000 in the Bridge Financing in the form of notes due October 31, 1997 without which it would have been unable to meet its working capital and operating requirements. The Company believes that its current cash and liquid assets together with additional Bridge Loans expected to be $300,000, is only sufficient to meet its working capital requirements through October 31, 1997 and requires substantial additional capital in order to meet its working capital requirements continue as a going concern, and to continue and expand its mortgage loan production and implement its business strategy. If the Company is unable to obtain such additional financing, the Company may be unable to meet its working capital requirements and continue as a going concern, and will be required to curtail its mortgage loan origination and purchase activities, curtail its lending and take other measures to cut back its operations and reduce its operating expenses. Following the proposed changes to its capital structure as a result of the Conversion Offer, the Company intends to raise a maximum of $3,000,000 in additional capital through the offering of additional shares of 11% Convertible Redeemable Preferred Stock and to seek additional credit facilities. However, there can be no assurance that, even if the Conversion Offer is consummated, such proposed financing will be consummated, or that the Company will be able to raise additional capital and/or obtain sufficient financing facilities to meet its cash requirements.

         Even if the Company is successful in raising additional capital, the Company may still require additional capital in the future. In recent years, the Company has financed its operations through private placements of debt and equity securities. As of June 30, 1997, the Company's debt under Convertible Secured Notes was $8,215,000, and the Company had other borrowings of approximately $2,000,000. The Company also has issued Preferred Stock having an aggregate liquidation preference of $7,974,000. The Company also obtained a $2,300,000 warehouse line of credit convertible into Common Stock and has recently obtained warehouse facilities under which it can obtain $13,500,000 of credit through the sale of mortgage loans originated or acquired by the Company. There can be no assurance that the Company will not continue to required additional capital or that capital, if necessary, will be on terms favorable to the Company. In the past, the Company has sought equity or debt financing or sold mortgage loans on terms less favorable than might otherwise be available to meet its capital requirements under these circumstances. The Company has, in the past, issued convertible securities which have resulted in substantial dilution to holders of Common Stock and future financings, if necessary, could result in further dilution to holders of Common Stock.

         Changes in Company Strategy. The Company had adopted a strategy of geographical expansion to increase its mortgage loan production and sales of mortgage loans to a loan securitizer in transactions in which the Company's premiums were in the form of an interest only strip receivable. While this strategy increased the Company's revenues on sale of mortgage loans, it also increased the Company's capital requirements because the gain on sale was in the form of a non-cash receivable which would only be reduced to cash over the lives of the mortgage loans. The Company has determined that it would require too much additional capital to continue this strategy. Accordingly, the Company has determined to change its strategy and to sell mortgage loans on a whole loan basis in transactions in which the premiums will be paid in cash. Sales of mortgage loans on this basis are expected to result in lower gains on sale. Accordingly, the Company will need to substantially increase its loan volume to reduce its operating losses and become profitable. To do so, the Company will need to raise additional capital and ultimately obtain a larger warehouse credit facility to increase its mortgage loan originations. However, there can be no assurance that the Company will be successful in this regard and that the Company will not continue to incur losses.

         Restrictions on Conversion Offer. Issuance of Common Stock in connection with this Conversion Offer will be made as of the Expiration Date only after a timely receipt by the Conversion Agent of a properly completed and duly executed Letter of Transmittal, including all other documents required by such Letter of Transmittal. Therefore, Holders of Preferred Stock and Notes desiring to convert such securities should allow sufficient time to ensure timely delivery. The Conversion Agent and the Company are under no duty to give notification of defects or irregularities with respect to the deliveries of Preferred Stock and Notes for conversion.

         Leverage and Debt Service. As of June 30, 1997, the Company's aggregate indebtedness was $16,947,883. The Company may incur additional indebtedness in the future. The degree to which the Company is leveraged could have important consequences to Holders of the Securities, including, but not limited to, the following: (i) the Company's ability to obtain additional financing in the future for working capital, general corporate purposes or other purposes may be limited or become impaired;
(ii) certain of the Company's borrowings may continue to be at variable rates of interest, which could result in higher interest expenses in the event of increases in interest rates; and (iii) the instruments governing such indebtedness may contain financial and restrictive covenants, the failure to comply with which may result in an event of default which, if not cured or waived, could have a material adverse effect on the Company.

         Defaults on Customer Loans; High Delinquency Rate. The lending business is subject to the risk that borrowers will not satisfy their debt service payments, including interest charges and principal amortization obligations. The Company's borrowers typically do not meet the credit standards established by commercial banks and other conventional lenders, because of the borrowers' credit histories (due to circumstances such as a pattern of credit weakness, unverifiable income, insufficient credit history or previous bankruptcies or insolvencies) or other factors. Thus, there can be no assurance that such borrowers will be able to meet their repayment obligations to the Company. If the Company experiences defaults on its loans and if the properties securing such loans cannot be sold for amounts sufficient to repay the balances of the outstanding loans and expenses related thereto, the Company will not recover the balances of the originated loans. Further, in the event of a default by a borrower, the Company may experience procedural or other delays in enforcing its rights as a mortgagee and may incur significant costs associated with protecting its investment. Of the 199 mortgage loans originated by the Company from July 1, 1994, through June 30, 1997, which were held by the Company on June 30, 1997, or sold prior thereto on a service-retained basis, having an aggregate principal balance of $7,232,000, 3 mortgages loan have been foreclosed (1.2% of such aggregate principal balance) and borrowers under six mortgage loans, with an aggregate principal balance of $627,000 (8.7% of such aggregate principal balance), have sought protection from creditors pursuant to Federal bankruptcy laws. In addition, at June 30, 1997, approximately $786,000 aggregate principal balance outstanding (10.9% of the principal balance of loans outstanding at such date) were overdue by more than 60 days.

         The following table sets forth the delinquency rate on mortgage loans originated by the Company which were held on the dates indicated or sold prior thereto on a servicing retained basis:

                                         June 30
                           ----------------------------------
                           1997      1996      1995      1994
                           ----      ----      ----      ----

Delinquency Rates

30-59 days                 3.12%     3.50%     4.38%     10.40%
60-89 days                 2.79%     2.13%     2.30%      1.71%
90-119 days                0.64%     0.83%     1.40%      0.82%
120 days & over            7.45%     5.59%     5.00%      3.74%

         Lower Credit Standards for Borrowers. Although the Company has maintained a policy of originating mortgage loans only to borrowers whom it believes will make payments on such loans, the Company's credit standards are lower than the credit standards typically established by commercial banks and other conventional lenders. The Company's borrowers typically would not have satisfied the creditworthiness standards established by commercial banks and other conventional lenders because of the borrowers' credit histories, income levels, or a combination of these factors, and many of such borrowers would be categorized as "high risk" by conventional lenders and would generally be unable to obtain mortgage financing from such lenders. Thus, there can be no assurance that the Company's borrowers will be able to pay all sums due under their loans, including scheduled principal and interest payments thereunder. In addition, the Company does not typically restrict a borrower from incurring indebtedness secured by the property subject to the Company's mortgage which is subordinate to the Company's first mortgage. Accordingly, borrowers may incur indebtedness in excess of their abilities to pay, thereby impairing their ability to repay the mortgage loans.

         Possible Decline in Real Estate Values; Economic Conditions. An overall decline in the residential real estate market or in the residential real estate market in particular states in which the Company originates mortgage loans or the general condition of particular properties, together with other related factors, could adversely affect the values of the properties securing the Company's mortgage loans. Therefore, in a continuing period of economic decline, the rates of delinquencies, foreclosures and losses on mortgage loans could be higher than those heretofore experienced by the Company and in the mortgage lending industry in general. In addition, adverse economic conditions (which may or may not affect real property values) may affect the timely payment by borrowers of scheduled payments of principal and interest on the mortgage loans. To the extent real estate values may decline, the amount which may be recovered on the foreclosure and sale of properties upon mortgage loan defaults may also decline, and the Company may be unable to sell such foreclosed properties on a timely basis or on terms acceptable to the Company. As of June 30, 1997, the Company held real estate acquired as a result of foreclosures representing a principal balance of defaulted loans of approximately $89,000, which properties may or may not be sold at prices equal to the value of the principal and accrued interest on the foreclosed loans. There can be no assurance that the loan-to-value ratios of such loans, determined as of a date subsequent to the origination date, will be the same or lower than the loan-to-value ratios for such loans, determined as of the origination date.

         Interest Rate Fluctuations and Prepayment. Profitability of the Company is directly affected by the level of and fluctuations in interest rates and is dependent upon the Company's ability to earn a spread between the earnings on its assets and the costs of its liabilities, including the interest rates payable on the indebtedness incurred by the Company to provide funds for the origination or acquisition of mortgage loans. Additionally, the value and effective maturity of the Company's assets and the cost and duration of its liabilities are affected by changes in interest rates. While the Company monitors the interest rate environment, there can be no assurance that the profitability and/or liquidity of the Company would not be adversely affected during any period of unexpected volatility in the interest rate environment. A significant reduction in interest rates also could decrease the size of the loan servicing portfolio and the outstanding principal balance of mortgage loans which were sold with a retained interest by increasing the level of loan prepayments and thereby result in write-down of the Interest Only Strip ("I/O Strip") or Excess Servicing Asset (as hereinafter defined).

         Dependence on Secondary Markets. The Company originates and acquires mortgage loans with a view to selling the mortgage loans to third parties a relatively short period of time after origination or acquisition rather than holding such mortgage loans for its own account. Accordingly, the Company is dependent upon its ability to sell its loans to third party investors. The Company's current plan is to sell such mortgage loans to financial service companies for inclusion in mortgage loan pools for securitization transactions on a whole loan basis. In the event that the Company's loans are or become unattractive to investors or investors choose not to purchase the Company's loans for any other reason, the Company's inability to sell its loans would have a material adverse effect on the business and operations of the Company.

         Prior to the Company's change in strategy (See "Changes in Company Strategy"), the Company was selling substantially all of its mortgage loans to a financial services company pursuant to an agreement entered in November 1996. Substantially all of the Company's gain on sale in these transactions was in the form of I/O Strips representing unsecured payment obligations of this entity. In the event of a bankruptcy, insolvency or other financial difficulty of this entity, the Company's ability to receive payments on account of the I/O Strips could be materially adversely affected and the Company could be required to write down their carrying value.

         The Company's ability to sell mortgage loans to third parties for inclusion in securitization transactions is dependent, among other things, on the Company's ability to meet the requirements of insurance companies that insure the mortgages in the pools with respect to mortgage loans originated and/or acquired by the Company. There can be no assurance that the Company will be able to meet the criteria for sales of mortgage loans to mortgage loan pools.

         Balloon Mortgages. Until October 1994, substantially all of the Company's mortgage loans had been balloon loans that provided for equal monthly payments, consisting of principal and interest, based generally on a 15-year amortization schedule, and a single payment of the remaining balance of the balloon loan five years after origination. Amortization of a balloon loan based on a scheduled period that is longer than the term of the loan results in a remaining principal balance at maturity that is substantially larger than the regular scheduled payments. If borrowers are unable to refinance the amounts due upon the maturity date of the balloon mortgage loans, borrowers may default on the "balloon" principal payments due at maturity. At June 30, 1997, the Company was servicing approximately $2,753,000 of balloon loans either in the Company's own portfolio or for other entities.

         Environmental Considerations. In certain circumstances, state and Federal laws may impose statutory liens for the cleanup costs expended by state or Federal governments on account of hazardous wastes or hazardous substances released or disposed of improperly. Such a lien generally will have priority over all subsequent liens on the property and, in certain instances may have priority over prior recorded liens, including the lien of a mortgage. In addition, under the Comprehensive Environmental Response Compensation and Liability Act ("CERCLA"), owners and operators of a contaminated property are among the class of persons and entities liable for such cleanup costs. However, CERCLA provides a "security interest exemption" under Section 101(20) for persons who, without participating in the management of a contaminated facility, hold an "indicia of ownership" in the property primarily to protect a security interest. However, such a party may lose this exemption in the event that: (i) the party participates in management activities to an extent beyond merely protecting its security interest; or (ii) the party forecloses on the contaminated property and thereafter conducts itself in such a way as to engage in management beyond mere protection of a security interest. While the Company intends to make every effort to comply with the foregoing guidelines, there can be no assurance that the Company, after acquisition of title to a property following default, may not engage in activities which may cause it to lose its security interest exemption with respect to specific properties.

         Restrictions on Transferability of Certain Shares of the Common Stock Issuable on Conversion. A registration statement has been filed, but is not current, covering the shares of Common Stock issuable on the conversion of the Preferred Stock and the Notes at the original Conversion Prices. The issuance of the Additional Shares and the additional shares of Common Stock issuable as a result of the adjustment of the Conversion Price of the Notes in this Conversion Offer have not been registered. As a result of the issuance of the Additional Shares and the adjustment of the Conversion Price of the Notes, an additional approximately 22 shares of Common Stock are issuable on conversion of each share of Preferred Stock (plus such number of additional shares as are issuable on the conversion of Preferred Stock dividends accrued and in arrears as of the Expiration Date, at a rate of one share of Common Stock for each $.65 of such dividends), and an additional 1600 shares of Common Stock are issuable on the conversion of each $1,000 in Notes (plus such number of additional shares as are issuable on the conversion of interest accrued through the Expiration Date at a rate of one share of Common Stock for every $.50 of accrued interest), (collectively, the "Additional Shares") in reliance upon the exemption under Rule 3(a)(9) under the Securities Act of 1933 (the "Securities Act"). Because such Additional Shares will be issued in exchange for securities acquired by investors in transactions exempt from registration under the Securities Act, such shares of Common Stock are "restricted securities" for purposes of the Securities Act, and cannot be resold or otherwise transferred unless they are first registered under the Securities Act and any applicable state securities laws or are transferred pursuant to an exemption from registration such as that provided under Rule 144. Rule 144 promulgated under the Act requires, among other conditions, either a one-year holding period prior to the resale (in limited amounts) or a two-year holding period (for unlimited sales for all holders other than the affiliates of the Company or persons who were affiliates within three months of the date of sale) of the Common Stock acquired on conversion of the Securities subject to this Conversion Offer. Holders will be permitted to tack their holding period for the Notes and the Preferred Stock, as applicable, for purposes of Rule 144 under the Securities Act. The Preferred Stock was acquired by Holders thereof in October 1995 and the Notes were acquired by Holders thereof in June through August 1996. Accordingly, subject to certain additional restrictions, the Common Stock issuable on Conversion of the Preferred Stock or the Notes may be resold by the Holder thereof in limited amounts to the extent that such Holder has held the Preferred Stock and/or the Notes for at least one year and may be freely resold to the extent that such Holder held such Preferred Stock and/or the Notes for two years. There can be no assurance that the Company will fulfill in the future any reporting requirements under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or disseminate to the public any current financial or other information concerning the Company, as is required by Rule 144 as one of the conditions of its availability if the Notes or Preferred Stock were acquired less than two years prior to the date hereof or are held by persons who are affiliates of the Company.

         Legal Considerations; Government Regulations. The origination, servicing and collection of mortgage loans are subject to state regulation and law with respect to interest rates, permissible charges, disclosure to borrowers, legal and equitable principles regarding protection of consumers and unfair and deceptive practices. The origination, servicing and closing of mortgage loans are also subject to Federal laws, including: (i) the Federal Truth-in-Lending Act and Regulation Z promulgated thereunder, which require certain disclosures to the borrowers regarding the terms of the mortgage loans;
(ii) the Equal Credit Opportunity Act and Regulation B promulgated thereunder, which prohibit discrimination on the basis of age, race, color, sex, religion, marital status, national origin, receipt of public assistance or the exercise of any right under the Consumer Credit Protection Act, in the extension of credit; and (iii) the Fair Credit Reporting Act, which regulates the use and reporting of information related to the borrower's credit experience.

         The Company's mortgage banking business is subject to extensive regulation, supervision and licensing by Federal and state authorities. Regulated matters include, without limitation, maximum interest rates and fees which may be charged by the Company, disclosures in connection with loan originations, credit reporting requirements, servicing requirements, Federal and state taxation, and multiple qualification and licensing requirements for doing business in various jurisdictions. While the Company believes that it maintains all requisite licenses, permits and approvals and is in compliance in all material respects with applicable Federal and state regulations, there can be no assurance that more restrictive laws or regulations will not be adopted which could make compliance in the future more difficult and/or more expensive. Legislative and regulatory proposals are periodically advanced which, if adopted, could adversely affect the Company's profitability or the manner in which the Company conducts its activities.

         Loan Repurchase and Loss Obligations. The Company has sold loans to investors which contain provisions that the Company will repurchase at the request of the investor any loan that becomes past due by over 90 days. At June 30, 1997, the aggregate principal amount of loans outstanding subject to these repurchase provisions was $2,060,000, $23,000 of which was past due by over 90 days and subject to repurchase by the Company at the option of the investor. From March 1996 to June 30, 1997, the Company has also sold approximately $96,292,000 of loans in which the Company retains a residual interest in the form of an I/O Strip with a "first loss" provision, pursuant to which, if the purchaser forecloses upon a loan and takes a loss (or gain), the Company would be obligated to reimburse the purchaser for the loss (or be entitled to receive the proceeds from a gain). At June 30, 1997, no loans sold in this manner had been foreclosed upon. The Company maintains a loan loss reserve which, in the opinion of management, is adequate to cover losses both from loans held by the Company for its own portfolio and for loans sold subject to these repurchase and loss obligations. In the event, however, of increased rates of default, the Company may be required to repurchase additional loans, reimburse foreclosure losses or incur losses which would reduce the value of the Company's retained interest in the mortgage loans sold, which could have a material adverse effect on the Company's ability to originate or acquire new mortgage loans and on the financial condition and operations of the Company. There can be no assurance that the Company will have sufficient available cash to meet its repurchase and foreclosure loss obligations.

         Excess Servicing Asset/Interest-Only Strip Receivable. Prior to December 1994, the Company sold the majority of its loans with the servicing retained and received a servicing fee and the right to receive a portion of the interest to be received on the mortgage loans. In addition, although the Company has recently changed its strategy for sale of mortgage loans to the sale of mortgage loans on a whole loan basis in transactions in which it receives a cash premium instead of an I/O Strip (See "-- Interest Rate Fluctuations and Prepayment"). The Company is currently selling a portion of its loans on service-released basis pursuant to which the Company retains a right to receive payments based on a portion of the interest to be received on the mortgage loans. A large portion of the Company's revenue on both of these type sales is recognized as a gain on sale of mortgage loan receivables, which primarily represents the present value of the cash flow resulting from the difference between the interest rate charged by the Company to a borrower and the interest rate received by the purchaser of the loan receivable (the "Spread"). If the Company retains the servicing, the Spread is reduced by a normal loan servicing fee, and the Company will record a corresponding asset equal to the amount of the gain or the Excess Servicing Spread Asset, ("ESA"). If the Company retains an interest in the sold loan but does not perform the servicing, an I/O Strip is recorded as the corresponding asset equal to the amount of the gain. The Company recognizes such gain on sale of loans in the fiscal year in which such loans are sold, although cash (representing ESA and servicing fees or the I/O Strip) is received by the Company over the lives of the loans. Both the ESA and I/O Strip are computed in part based upon, and amortized over, the estimated lives of the loans.

         Because the gain recognized in the year of sale is equal to the present value of the estimated future cash flows from the ESA or I/O Strip, the amount of cash which the Company is entitled to receive over the lives of the loans normally exceeds the gain recognized at the time the loans were sold. In the subsequent years, the Company recognizes additional income and fees to the extent actual cash flows from such loans exceed the amortization of the ESA or I/O Strip. If the Company's assumptions used in deriving the value of the I/O Strip differ from the actual results, there can be an adverse impact on the Company's financial condition and results of operations. The principal assumptions relate to prepayment spreads, discount rates and anticipated credit losses. If actual prepayments with respect to loans sold occur faster than they were projected at the time such loans were sold or loans go into foreclosure, the carrying value of the ESA or I/O Strip is written down through a charge to earnings in the period of adjustment. In the year ended June 30, 1997, actual prepayments exceeded those previously anticipated at the time of the sale of the loans for which the Company recorded an ESA. Accordingly, the Company adjusted the value of the ESA previously recorded by approximately $39,000 at June 30, 1997 to reflect the actual prepayments incurred.

         Risks of Expansion. The Company is pursuing a growth strategy, has opened thirteen new offices in the last 12 months, and intends to open additional branch offices in the future. The success of the Company's planned expansion will depend on numerous factors, many of which are beyond the Company's control, including, among other factors, the securing of necessary governmental permits and regulatory approvals, the hiring and training of management personnel, the terms and availability of financing and other general economic and business conditions. Any problems or delays encountered in any one or more of these areas can result in delays in the opening of branch offices. There can be no assurance that the Company will effectively manage its expanding operations and anticipate all of the changing demands that its planned expansion will impose on its resources. The Company also intends to expand its mortgage loan capacity through acquisition of companies engaged in origination of mortgage loans in regions into which the Company desires to expand. There can be no assurance that the Company will consummate any acquisition or that the Company will not experience difficulties in connection with proposed acquisitions, including difficulties in integrating the operations of any acquired companies with those of the Company.

         Competition. As a purchaser and originator of mortgage loans, the Company faces intense competition, primarily from mortgage banking companies, commercial banks, credit unions, thrift institutions, credit card issuers and finance companies. Most of these competitors in the financial services business are substantially larger and have more capital and other resources than the Company. Furthermore, certain large national finance companies and conforming mortgage originators have announced their intention to adapt their conforming origination programs and allocate resources to the origination of non-conforming loans. In addition, certain of these larger mortgage companies and commercial banks have begun to offer products similar to those offered by the Company, targeting customers similar to those of the Company. The entrance of these competitors into the Company's market could have a material adverse effect on the Company's results of operations and financial condition.

         Competition can take many forms, including convenience in obtaining a loan, service, marketing and distribution channels and interest rates. Furthermore, the current level of gains realized by the Company and its competitors on the sale of the type of loans purchased and originated is attracting additional competitors, including at least one quasi-governmental agency, into this market with the effect of lowering the gains that may be available in this market. Competition may be affected by fluctuations in interest rates and general economic conditions.

         Dependence on Key Personnel. The Company's success depends upon the continued contributions of its executive officers, and sales and marketing personnel. There can be no assurance that the Company will be able to retain existing personnel or attract additional qualified personnel.

         Restrictive Covenants In Outstanding Debt Instruments. $850,000 in Bridge Notes issued in July and August 1997 and due October 31, 1997 contain various operating covenants including, among others, restrictions on the ability of the Company to incur additional indebtedness, to create liens or other encumbrances, to make certain payments and investments, to pay dividends on Common Stock and to sell or otherwise dispose of assets and merge or consolidate with another entity. Any failure of the Company to pay the Bridge Notes when due or to comply with the covenants contained in such instruments could result in an event of default which could permit acceleration of the obligations thereunder and acceleration of debt under other instruments that may contain cross-acceleration or cross-default provisions. Other indebtedness of the Company in the future including any future warehouse financing facility that the Company is likely to seek could contain financial and other covenants more restrictive than those contained in such instruments.

         Market for Common Stock. The market price of the Common Stock could be subject to significant fluctuations in response to variations in quarterly operating results and other factors. In addition, the stock market in recent years has experienced extreme price and volume fluctuations that often have been unrelated or disproportionate to the operating performance of companies. These broad fluctuations may adversely affect the market price of the Common Stock. Moreover, the trading volume for the Company's Common Stock is not significant and this could affect the ability of holders of the Company's Common Stock to sell the Common Stock when they desire to do so and the extent of the volatility of the market price of the Common Stock.

         Shares Available for Resale. Substantially all of the 22,596,000 shares of Common Stock outstanding after this Conversion Offer (assuming 90% conversion) and the 11,225,000 shares of Common Stock issuable upon conversion of outstanding convertible securities or exercise of remaining outstanding options or warrants are eligible for immediate sale in the public market, subject, in the case of certain of such shares to compliance with the provisions of Rule 144 under the Securities Act, or are subject to registration rights in favor of the holders thereof and are covered by an effective registration statement. Sales of substantial amounts of Common Stock pursuant to Rule 144 or the exercise of registration rights or otherwise, or the possibility of such sales, may have an adverse effect on the market price of the Common Stock.

         Effect of Outstanding Convertible Securities, Options and Warrants. Upon completion of the Conversion Offer (assuming 75% conversion), the Company will have outstanding (i) Convertible Secured Notes, other convertible debt and Convertible Preferred Stock (in addition to the shares of Common Stock issuable on conversion of the Preferred Stock offered hereby) convertible into 6,547,000 shares of Common Stock at a weighted average conversion price of $1.15 per share; (ii) Warrants to purchase an aggregate of 5,879,000 shares of Common Stock at a weighted average exercise price of $1.37 per share; and (iii) options to purchase an aggregate of 1,362,000 shares of Common Stock. Additional shares of Common Stock could become issuable pursuant to anti-dilution adjustments under these convertible securities and warrants. The Company has an additional 638,000 shares of Common Stock reserved for issuance under its 1993 Stock Option Plan. For the respective terms of such convertible securities, warrants and options, the holders thereof are given an opportunity to profit from a rise in the market price of the Company's Common Stock with a resulting dilution in the interests of the other stockholders. Further, the terms on which the Company may obtain additional financing during that period may be adversely affected by the existence of such convertible securities, options and warrants. The holders of the convertible securities, warrants and options may convert or exercise them at a time when the Company might be able to obtain additional capital through a new offering of securities on terms more favorable than those provided therein.

         Possible Delisting of Securities from the Nasdaq Stock Market. The Company's Common Stock is currently listed on the Nasdaq SmallCap Market. The Board of Directors believes that the continued listing of the Company's Common Stock on the Nasdaq SmallCap Market is important for the marketability of the Common Stock and the prestige of the Company in the financial community. The Company has received a letter from Nasdaq stating that the Company has failed to maintain a $1.00 minimum bid price on its Common Stock and also does not appear to meet the $2,000,000 minimum in net tangible assets necessary for continued listing on the Nasdaq Stock Market. The Company must respond by October 22, 1997 with a plan and schedule to get the Company back in compliance with these requirements. While the Company anticipates that the conversion of the Notes and Reverse Stock Split would bring the Company in compliance with these requirements, there can be no assurance that the Company will be successful in these efforts. In the event the Company is not in compliance by October 22, 1997 or Nasdaq does not accept the Company's plan for achieving compliance, a formal notice of deficiency would be issued specifying a delisting date for the Company's Common Stock. The Company's securities will remain listed on the Nasdaq Small Cap Market pending review of their continued listing by a Committee of the NASD Board of Governors. On September 3, 1997, the last reported sale price of the Common Stock on the Nasdaq SmallCap Market was $.75 per share.

         Nasdaq has recently adopted more stringent financial requirements with respect to continued listing. Such new requirements are (i) either at least $2,000,000 in net tangible assets, a $35,000,000 market capitalization or net income of at least $500,000 for the latest fiscal year or in two of the last three fiscal years, (ii) at least 500,000 shares in the public float valued at $1,000,000 or more, (iii) a minimum Common Stock bid price of $1.00, (iv) at least two active market makers, and (v) at least 300 holders of the Common Stock. The Board of Directors believes that the Reverse Stock Split, by decreasing the number of shares outstanding, should increase the bid price per share of Common Stock and is necessary in order to permit the Company to meet the bid price requirement for continued listing on the Nasdaq SmallCap Market. The Company believes that the consummation of the conversion of at least 75% of the principal amount of the Notes and 75% of the Preferred Stock will be sufficient to satisfy the asset requirement for continued listing, in conjunction with the increased share price expected to result from the Reverse Stock Split, will enable the Company to continue to list its Common Stock on the Nasdaq SmallCap Market. However, the decision of the NASD committee is beyond the control of the Company and may depend on a number of factors in addition to the quantitive criteria discussed herein, and there can be no assurance that the Company will be successful in its appeal. There can be no assurance that the market price of the Common Stock will increase to, or remain above $1.00 per share after the Reverse Stock Split or, even if it does, that the Company will be able to raise a minimum of $2,000,000 in the Proposed Financing to meet the criteria for continued listing of its Common Stock on the Nasdaq SmallCap Market.

         Risk of Low-Priced Stock. If the Company's Common Stock were delisted from the Nasdaq SmallCap Market (See " - Possible Delisting of Securities from the Nasdaq"), it could become subject to Rule 15g-9 under the Securities Exchange Act of 1934 (the "Exchange Act"), which imposes additional sales practice requirements on broker-dealers which sell such securities to persons other than established customers and "accredited investors" (generally, individuals with net worths in excess of $1,000,000 or annual incomes exceeding $200,000, or $300,000 together with their spouses). For transactions covered by this rule, a broker-dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent to the transaction prior to sale. Consequently, such rule may adversely affect the ability of broker-dealers to sell the Company's Common Stock and may adversely affect the ability of purchasers in this Offering to sell the Common Stock acquired in the secondary market.

         SEC regulations generally define a "penny stock" to be any non-Nasdaq equity security that has a market price (as therein defined) of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require delivery, prior to any transaction in a penny stock, of a disclosure schedule prepared by the SEC relating to the penny stock market. Disclosure is also required to be made about commissions payable to both the broker-dealer and the registered representative and current quotations for the securities. Finally, monthly statements are required to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

         The foregoing required penny stock restrictions will not apply to the Company's Common Stock if the Common Stock continues to be listed on Nasdaq and have certain price and volume information provided on a current and continuing basis or meet certain minimum net tangible assets or average revenue criteria. There can be no assurance that the Company's Common Stock will qualify for exemption from these restrictions. In any event, even if the Company's Common Stock were exempt from such restrictions, it would remain subject to Section 15(b)(6) of the Exchange Act, which gives the SEC the authority to prohibit any person that is engaged in unlawful conduct while participating in a distribution of a penny stock from associating with a broker-dealer or participating in a distribution of a penny stock, if the SEC finds that such a restriction would be in the public interest.

         If the Company's Common Stock were subject to the existing or proposed rules on penny stocks, the market liquidity for the Company's securities could be severely adversely affected.

         Potential Anti-takeover Effects. The Company is governed by the provisions of Section 203 of the General Corporation Law of the State of Delaware, anti-takeover law enacted in 1988. In general, the law prohibits a public Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. "Business combination" is defined to include mergers, asset sales and certain other transactions resulting in a financial benefit to the stockholders. An "interested stockholder" is defined as a person who, together with affiliates and associates, owns (or, within the prior three years, did own) 15% or more of a corporation's voting stock. As a result of the application of Section 203, potential acquirers of the Company may be discouraged from attempting to effect an acquisition transaction with the Company, thereby possibly depriving holders of the Company's securities of certain opportunities to sell or otherwise dispose of such securities at above-market prices pursuant to such transactions.

         Safe Harbor Statement Under the Private Securities Litigation Reform Act 1995. Certain statements contained herein and in the documents incorporated herein by reference such as statements concerning the Company's future cash and financing requirements, the Company's ability to originate and/or acquire mortgage loans, the Company's ability to enter into securitization transactions and/or otherwise sell mortgage loans to the third parties and the returns therefrom and other statements contained herein and in the documents incorporated by reference regarding matters that are not historical facts are forward looking statements. Actual results may differ materially from those projected in the forward looking statements, which statements involve risks and uncertainties, including but not limited to, the following: the Company's ability to obtain future financings; the uncertainties relating to the Company's ability to continue to sell its mortgage loans as described under "-- Dependence on Secondary Markets," the effect of the recent changes in the Company's strategy for sale of mortgage loans as described under "--Changes in Company Strategy" and market conditions and other factors relating to the mortgage lending business. Investors are also directed to the other risks discussed herein, in the Company's Annual Report on Form 10-KSB and in other documents filed by the Company with the SEC and incorporated herein by reference.

                CONSIDERATIONS APPLICABLE TO HOLDERS OF PREFERRED
                STOCK AND NOTES WHO DO NOT CONVERT IN CONNECTION
                           WITH THIS CONVERSION OFFER

         Securityholders who choose not to convert in this Conversion Offer and remain Holders of Preferred Stock or Notes are urged to consider the following factors, including the fact, that upon a successful consummation of this Conversion Offer, certain rights and privileges of Holders of the Preferred Stock and the Notes will be eliminated and the likelihood of future dividend or interest payments remains uncertain.

         Issuance of the Additional Shares and Adjustment of the Conversion Price Limited to this Conversion Offer. The issuance of the Additional Shares and the adjustment of the Conversion Price of the Notes represents approximately a 375% increase in the number of shares of Common Stock issuable on the conversion of the Preferred Stock and an 80% reduction in the Conversion Price of the Notes and will result in the issuance of an additional approximately 22 shares of Common Stock on the conversion of each share of Preferred Stock and an additional approximately 1,600 shares of Common Stock on the conversion of each $1,000 in Notes, as a result of conversion rights provisions contained in such securities (plus such number of additional shares of Common Stock as are issuable on the conversion of Preferred Stock dividends and interest on the Notes accrued and in arrears as of the Expiration Date, at a rate of one share of Common Stock for each $.65 of such dividends and one share of Common Stock for each $.50 of such interest, respectively). Following the Expiration Date, Holders of the Preferred Stock and Notes who choose not to accept this Conversion Offer will not be entitled upon conversion to such Additional Shares or the adjustment in the Conversion Price being offered in this Conversion Offer.

         No Preferred Stock Right of Redemption. Because the Holders of the Preferred Stock have no rights of optional redemption (only the Company can elect to redeem the Preferred Stock), the Holders have no right to compel the payment of dividends or redemption of their securities. However, dividends will accrue and be cumulative to the extent not paid on any dividend payment date and no dividends may be paid on the Company's Common Stock unless accrued dividends on the Preferred Stock have been paid.

         No Appraisal or Similar Rights. Neither the Delaware General Corporation Law nor the Company's organizational documents provide for dissenters rights of appraisal (or other comparable rights) for Holders of the Preferred Stock or the Notes not accepting this Conversion Offer.

         No Established Market for the Securities. The Preferred Stock and Notes are not traded on any established market and, to the Company's knowledge, no broker or dealer "makes a market" in shares of Preferred Stock or Notes. Accordingly, the Preferred Stock and Notes are, and are likely to remain, highly illiquid. Because the Preferred Stock and Notes are illiquid, the offered conversion enables Holders of Preferred Stock and Notes to obtain liquidity in their securities. However, it should be noted that the Common Stock of the Company is currently thinly traded and there can be no assurance that Holders who accept the Conversion Offer will be able to sell their shares of Common Stock when they desire to do so. Additionally, the Company has received a letter from Nasdaq stating that the Company has failed to maintain a $1.00 minimum bid price on its Common Stock and also does not appear to meet the $2,000,000 minimum in net tangible assets necessary for continued listing on the Nasdaq Stock Market. While the Company anticipates that the conversion of the Notes and Reverse Stock Split would bring the Company in compliance with these requirements, there can be no assurance that the Company will be successful in these efforts. Additionally, Nasdaq has recently adopted more stringent financial requirements with respect to continued listing. The Company believes that the consummation of the conversion of at least 75% of the principal amount of the Notes and 75% of the Preferred Stock will be sufficient to satisfy the asset requirement for continued listing, in conjunction with the increased share price expected to result from the Reverse Stock Split, will enable the Company to continue to list its Common Stock on the Nasdaq SmallCap Market, although there can be no assurance to such effect. However, the decision of the NASD committee is beyond the control of the Company and may depend on a number of factors in addition to the quantitive criteria discussed herein, and there can be no assurance that the Company will be successful in its appeal. See "Risks Applicable to Holders of Preferred Stock Or Notes Who Do Convert in Connection with this Conversion Offer -- Possible Delisting of Securities from the Nasdaq Stock Market"

         Ability to Realize on Collateral. The ability of the Holders of the Notes to foreclose on any of the Collateral, upon the occurrence of an event of default under the Notes or otherwise, will be subject to the provisions of the Loan Agreement and, in certain instances, to perfection and priority issues and to practical problems associated with realization of security interests. Moreover, the book value of the Collateral may be less than the outstanding principal balance of the Notes. Even if the book value of the Collateral exceeds the principal balance of the Secured Notes, if an event of default occurs under the Notes, it may not be possible to sell the Collateral for a purchase price equal to its book value. The Company also has certain rights under the Loan Agreement to obtain a release of collateral from the security interest granted to secure the Secured Notes.

         Accordingly, there can be no assurance that, if an event of default occurs under the Notes, the Holders of the Notes will be able to realize a sufficient amount from sale of the Collateral to repay the Notes in full.

         Liquidation Preference of Preferred Stock. While the Preferred Stock is entitled to a liquidation preference in the event of a liquidation, dissolution or winding up of the Company, it is likely that, in the event of a bankruptcy or insolvency of the Company, Holders of the Preferred Stock will not be able to realize on all or a portion of their liquidation preference. In addition, while Holders of Preferred Stock are entitled to cumulative dividends, such dividends are payable only when, as and if declared by the Board of Directors, and Preferred Stockholders do not have a claim against the Company for undeclared and unpaid dividends. While the Company will be unable to pay dividends on preferred stock ranking junior to the Preferred Stock, pursuant to the Amendment provided in the Consent, the Company may pay dividends on preferred stock ranking pari passu with the Preferred Stock and may issue preferred stock ranking senior to the Preferred Stock without the consent of the Holders thereof.

         Certain Bankruptcy Considerations. The right of the Holders of the Notes to repossess and dispose of the Collateral upon the occurrence of an event of default is likely to be significantly impaired by applicable bankruptcy law if a bankruptcy proceeding were to be commenced by or against the Company prior to the Holders' having disposed of the Collateral. Under applicable bankruptcy law, a secured creditor, such as a Holder of the Notes, is prohibited from disposing of security repossessed from a debtor in a bankruptcy case without bankruptcy court approval. Moreover, bankruptcy law prohibits a secured creditor from disposing of collateral even though the debtor is in default under the applicable debt instruments if the secured creditor is given "adequate protection." The meaning of the term "adequate protection" may vary according to circumstances, but this concept is intended in general to protect the value of the secured creditor's interest in the collateral and this term may include cash payments or the granting of additional security, if and at such times as the court in its discretion determines, to compensate for any diminution in the value of the collateral as a result of the stay of disposition during the pendency of the bankruptcy case. In view of the lack of a precise definition of the term "adequate protection" and the broad discretionary powers of a bankruptcy court, it is impossible to predict how long payments under the Notes could be delayed following commencement of a bankruptcy case, whether or when the Holders of the Notes could dispose of the Collateral or whether or to what extent Holders would be compensated for any delay in payment or loss of value of the Collateral through the requirement of "adequate protection."

         Subsidiary Guarantees; Fraudulent Conveyance. Most of the Company's operations are carried on through its subsidiaries and consequently the Company's operating cash flow and its ability to service debt, including the Notes, is dependent on the operating cash flow of the subsidiaries and the payment of funds by the Subsidiary to the Company. The Company's obligations with respect to the Notes have been guaranteed by the Subsidiaries. The subsidiaries' guarantees are subject to review under relevant federal and state fraudulent conveyance and similar statutes in a bankruptcy or reorganization case or a lawsuit by or on behalf of creditors of the Company or the Subsidiary (including a lawsuit brought under circumstances not including bankruptcy) or a representative of such creditors, such as a trustee or the Company as debtor-in-possession. Under these statutes, if a court were to find that obligations (such as the subsidiaries' guarantees) were incurred with the intent of hindering, delaying or defrauding present or future creditors or that the Company or any Subsidiary received less than reasonably equivalent value or fair consideration for those obligations and that the Company or any of the subsidiary either (i) was insolvent or rendered insolvent by reason thereof, (ii) was engaged or was about to engage in a business or transaction for which its remaining unencumbered assets constituted unreasonably small capital or (iii) intended to or believed that it would incur debts beyond its ability to pay such debts as they matured or became due, such court could void a subsidiary's obligations under its guarantee, subordinate the guarantees to other indebtedness of such subsidiary or take other action detrimental to the Holders of the Notes. In addition, the subsidiaries' guarantees may be subject to the claim that, since the subsidiaries' guarantees were incurred for the benefit of the Company (and only indirectly for the benefit of the subsidiary), they were incurred for less than equivalent value or fair consideration.

         Collateral of the Notes Includes Unsecured Payment Obligation of a Third Party. A substantial portion of the collateral securing the Notes is in the form of an interest only strip receivable (an "I/O Strip"), representing the present value of the difference between the interest paid by the borrower and the interest rate received by a particular company which purchases interests in the mortgage loans and substantially all of the IO/Strips represent an unsecured payment obligation of this company. In the event of a default on the Notes, there may not be a sufficient market for the I/O Strips to allow them to be sold for an amount sufficient to pay in full the balance due under the Notes. In addition, in the event of a bankruptcy, insolvency or other financial difficulty of this company, the Company's ability to receive payments on account of the IO/Strips could be materially adversely affected.

                         FEDERAL INCOME TAX CONSEQUENCES

         This discussion is based on the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), final, temporary and proposed United States Treasury Regulations promulgated thereunder, and the administrative and judicial interpretations thereof, all as in effect as of the date of this Offering Circular. Such laws or interpretations are subject to change (possibly with retroactive effect) or different interpretations. The effectiveness of this Conversion Offer is not conditioned upon the receipt of any ruling from the Internal Revenue Service, and no ruling has been or will be requested on any tax matters relating to this Conversion Offer.

         The following discussion is of a general nature and does not address any state, local or foreign tax consequences for any Holder or the federal income tax consequences for Holders who do not hold Preferred Stock or Notes as a capital asset or for foreign Holders. This discussion is for general information only, and each Holder should consult with his, her or its own tax advisor as to the consequences of this conversion offer. This discussion is based on the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), final, temporary and proposed United States Treasury Regulations promulgated thereunder, and the administrative and judicial interpretations thereof, all as in effect as of the date of this Offering Circular. Such laws or interpretations are subject to change (possibly with retroactive effect) or different interpretations. The effectiveness of this Conversion Offer is not conditioned upon the receipt of any ruling from the Internal Revenue Service, and no ruling has been or will be requested on any tax matters relating to this Conversion Offer.

                 TAX CONSEQUENCES TO HOLDERS OF PREFERRED STOCK

         Conversion of the Preferred Stock in connection with this Conversion Offer will most likely be treated as a recapitalization for federal income tax purposes under Section 368(a)(1)(E) of the Code. Therefore, a Holder of Preferred Stock accepting this Conversion Offer will not recognize gain or loss on the conversion of such Holder's Preferred Stock. However, Holders of Preferred Stock will be deemed to have received a distribution to which Section 301 of the Code applies (the "Deemed Distribution") equal to the lesser of: (i) the amount by which the fair market value of the Common Stock received on the distribution date exceeds the issue price of the Preferred Stock, and (ii) the amount of the unpaid dividend arrearage with respect to the Preferred Stock on such date.

         The Deemed Distribution will constitute a dividend for tax purposes taxable as ordinary income, to the extent of the Company's current or accumulated earnings and profits. Based upon current information, the Company does not expect to have sufficient earnings and profits for tax purposes such that there is expected to be no amount taxable as ordinary income attributable to the Deemed Distribution. A Holder's basis in the Common Stock received will equal such Holder's basis in the Preferred Stock converted in connection with this Conversion Offer. The holding period for each share of Common Stock will include the period for which the Preferred Stock was held by the Holder.

                      TAX CONSEQUENCES TO HOLDERS OF NOTES

         The most likely tax treatment of the exchange of Notes for shares of Common Stock is that it will be a taxable event for federal income tax purposes. A Holder will recognize taxable gain (or loss) equal to the amount by which the fair market value of the Common Stock received for the Notes, respectively, exceeds (or is less than) the Holder's adjusted tax basis in the Notes. The fair market value of the Common Stock received will depend on the price of the Common Stock on the Expiration Date, and, accordingly is not presently determinable. A Holder's basis in the Notes, if held from the date of original issuance, is generally his original purchase price subject to adjustment for interest accrued or deemed accrued. The taxable gain (or loss) will be characterized as capital gain (or loss) if the Notes are capital assets in the hands of a Holder. The accrued interest to be paid to a Holder upon the conversion in the form of Common Stock will also be recognized as taxable interest income if not previously accrued as income by the Holder.

         Holders should consult their tax advisors concerning the specific tax consequences to them of the Conversion Offer, including state, local and foreign tax consequences.

                         TAX CONSEQUENCES TO THE COMPANY

         The Company will not recognize gain or loss for federal income tax purposes in connection with the conversion of the Preferred Stock pursuant to this Conversion Offer. The Company will realize taxable cancellation of indebtedness income to the extent, if any, that the fair market value of the Common Stock issued upon the exchange of Notes therefor, at the date of such exchange, is less than the amount of indebtedness represented by the Notes so exchanged. Any such income tax consequence, if it occurs, is not expected to be material, and is expected to be offset by the Company's federal net operating loss carryforwards.

THE ABOVE DISCUSSION IS OF A GENERAL NATURE AND DOES NOT ADDRESS ANY STATE, LOCAL OR FOREIGN TAX CONSEQUENCES OR THE FEDERAL INCOME TAX CONSEQUENCES FOR STOCKHOLDERS WHO DO NOT HOLD PREFERRED STOCK OR NOTES AS A CAPITAL ASSET OR FOR FOREIGN STOCKHOLDERS. THIS DISCUSSION IS FOR GENERAL INFORMATION ONLY, AND EACH STOCKHOLDER

SHOULD CONSULT WITH HIS, HER OR ITS OWN TAX ADVISOR AS TO THE CONSEQUENCES OF THIS CONVERSION OFFER.

                            DESCRIPTION OF SECURITIES

Common Stock

         The Company's Common Stock is traded on the NASDAQ SmallCap Market under the symbol "LEND." The following table sets forth the range of high and low bid prices for the Common Stock as reported by the NASDAQ Small Capitalization Market for the periods indicated. These prices do not reflect retail markups, mark downs or commissions.

Fiscal 1994                                       High       Low
                                                  ----       ---
 First Quarter (ended September 30, 1993)        $10.00     $7.13
 Second Quarter (ended December 31, 1993)          7.75      6.25
 Third Quarter (ended March 31, 1994)              8.25      5.50
 Fourth Quarter (ended June 30, 1994)              7.63      5.00

Fiscal 1995
 First Quarter (ended September 30, 1994)          8.00      6.50
 Second Quarter (ended December 30, 1994)          6.00      5.06
 Third Quarter (ended March 31, 1995)              5.50      4.34
 Fourth Quarter (ended June 30, 1995)              6.00      3.88

Fiscal 1996

 First Quarter (ended September 30, 1995)          6.50      4.25
 Second Quarter (ended December 31, 1995)          7.00      3.00
 Third Quarter (ended March 31, 1996)              4.125     2.375
 Fourth Quarter (ended June 30, 1996)              3.875     2.375

Fiscal 1997

 First Quarter (ended September 30, 1996)          4.625     2.50
 Second Quarter (ended December 31, 1996)          4.25      2.9375
 Third Quarter (through March 31, 1997)            4.0625    3.375
 Fourth Quarter (ended June 30, 1997)              3.75      1.25
 Period Ending September 15, 1997                  1.313     0.688
                                                 --------    ------

         The Closing bid price for the Company's Common Stock on September 15, 1997 was $.75 per share.

9% Convertible Preferred Stock

         The Company is authorized to issue 2,000,000 shares of Preferred Stock, $.001 value per share, 315,000 shares of which were issued as the 9% Convertible Preferred Stock subject to this Conversion Offer and are outstanding and 16,740 of which were issued in connection with a private offering of 11% Convertible Redeemable Preferred Stock in April 1997 and are outstanding. The Board of Directors is authorized, without further action of the shareholders of the Company, to issue preferred stock in additional series and to fix the rights and preferences thereof, including the dividend rights, dividend rate, conversion rights, voting rights, terms of redemption (including sinking fund provisions), redemption prices and liquidation preferences.

         The following is a summary of the terms of the Preferred Stock. This summary is not intended to be complete and is subject to, and qualified in its entirety by, reference to the Certificate of Designation to be filed with the Secretary of State of the State of Delaware amending the Company's Certificate of Incorporation and setting forth the rights, preferences and limitations of the Preferred Stock, a form of which is attached as Exhibit 5.

         Dividends. The Holders of the Preferred Stock are entitled to receive, if, when and as declared by the Board of Directors out of funds legally available as prescribed by statute, cumulative dividends at the rate of 9% per annum per share on the purchase price of the Preferred Stock, payable quarterly in cash on January 15, April 15, July 15 and October 15, commencing on January 15, 1996, to holders of record as of a date not more than 30 days prior to the dividend payment date as may be fixed by the Board of Directors. Dividends accrue from the first day of the quarterly period in which such dividends may be payable, except with respect to the first quarterly dividend which shall accrue from the date of issuance of the Preferred Stock. Dividends will accrue and be cumulative to the extent not paid on any dividend payment date. No dividends may be paid on any shares of capital stock ranking junior to the Preferred Stock (including Common Stock) unless and until all accumulated and unpaid dividends on the Preferred Stock have been declared and paid in full Conversion. Pursuant to the amendment to the Certificate of Designation, certain protective provisions currently contained in the Certificate of Designation which restrict payment of dividends on capital stock ranking pari passu with the Preferred Stock will be eliminated.

         Conversion. Each share of Preferred Stock is convertible, at any time after the date of issuance and prior to redemption, at the option of the Holder, into shares of Common Stock at a conversion price per share equivalent to $2.50 (reduced from $4.00 as a result of prior anti-dilution adjustment). The number of shares of Common Stock to be received upon conversion of Preferred Stock and the conversion price per share of Common Stock are subject to adjustment from time to time in the event of (i) the combination, subdivision or reclassification of the Common Stock; (ii) the issuance of Common Stock as a dividend or distribution on any class of capital stock of the Company; and (iii) the distribution to all holders of Common Stock of evidences of the Company's indebtedness or assets (including securities, but excluding cash dividends or distributions paid out of earned surplus) the terms of which were adjusted pursuant to the Letter Agreement. No adjustment in the conversion rate will be required until cumulative adjustments require an adjustment of at least 1-1/2% in the conversion rate. No fractional shares will be issued upon conversion, but any fractions will be adjusted in cash on the basis of the then current market price of the Common Stock. Payment of accumulated and unpaid dividends will be made upon conversion to the extent of legally available funds. The right to convert the Preferred Stock terminates on the date fixed for redemption.

         Pursuant to the Letter Agreement, the Conversion Price of the Preferred Stock will also be adjusted to a price equal to the weighted average of Common Stock issued (or issuable on conversion of convertible securities or exercise of warrants) by the Company through April 16, 1998, subject to certain exclusions. In no event will such price adjustment increase the conversion price of the Preferred Stock above $2.50. In addition, if the conversion price has initially been reduced pursuant to this provision and thereafter any adjustment would result in an increase in the Conversion Price, such increase will not be effective until twenty days after a Holder has received written notice of the adjustment from the Company. The adjustment in the conversion price pursuant to this paragraph will also be taken into account in determining the redemption price of the Preferred Stock. On the consummation of this Conversion Offer. As a result of the execution of the Consents, the Letter Agreement will be amended to eliminate anti-dilution adjustments as a result of the issuance of Common Stock or securities convertible into Common Stock below the conversion price.

         Redemption. The Company may at its option, commencing on the second anniversary of the initial closing, redeem the shares of Preferred Stock, in whole or in part, at a redemption price of $20.00 per share plus accrued and unpaid dividends on 30 days notice to the Holders thereof, provided the average of the closing bid prices of the Common Stock as reported by Nasdaq shall have for 20 consecutive trading days ending within 10 days of the date of the notice of redemption is given by the Company equalled or exceeded two hundred fifty percent (250%) of the then conversion price and a registration statement covering the underlying Common Stock is then in effect and current or the Common Stock is freely transferable without registration. Notice of redemption must be mailed to each Holder of Preferred Stock to be redeemed at its last address as it appears upon the Company's registry books at least 30 days prior to the record date for such redemption. On and after the redemption date, dividends will cease to accumulate on shares of Preferred Stock called for redemption.

         If the Company redeems less than all of the outstanding shares of Preferred Stock, the Board of Directors will determine the shares to be redeemed by lot or pro rata or by any other means the Board of Directors determines to be equitable.

         Voting Rights. The Holders of Preferred Stock are not entitled to vote, except as set forth below and as provided by applicable law. On matters subject to a vote by Holders of Preferred Stock, the Holders are entitled to one vote per share.

         The Certificate of Incorporation currently provides that affirmative vote, in person or by proxy, of the Holders of at least a majority of the outstanding shares of Preferred Stock, voting as a class, shall be required to authorize, effect or validate the creation and issuance of any class or series of capital stock ranking superior to the Preferred Stock with respect to the declaration and payment of dividends or distribution of assets on liquidation, dissolution or winding up. Pursuant to the Consents, if the Conversion Offer with respect to the Preferred Stock is consummated and Holders of more than 75% of the Preferred Stock accept the conversion, then this provision will be eliminated upon the approval of the holders of a majority of the Common Stock of the Company.

         Liquidation Preference. In the event of any voluntary or involuntary liquidation, dissolution or winding-up of the Company, before any payment or distribution of the assets of the Company (whether capital or surplus), or the proceeds thereof, may be made or set apart for the holders of Common Stock or any series or class of stock ranking junior to the Preferred Stock, the Holders of Preferred Stock will be entitled to receive, out of the assets of the Company available for distribution to stockholders, a liquidating distribution of $20.00 per share, plus any accumulated and unpaid dividends. If, upon any voluntary or involuntary liquidation, dissolution or winding up of the Company, the assets of the Company are insufficient to make the full payment of $20.00 per share, plus accumulated and unpaid dividends thereon and similar payments on any other class or series of stock ranking on parity with the Preferred Stock upon liquidation, then the Holders of the Preferred Stock and such other shares will share ratably in any such distribution of the Company's assets in proportion to the full respective distributable amounts to which they are entitled.

         Miscellaneous. The Company is not subject to any mandatory redemption or sinking fund provision with respect to the Preferred Stock. The Holders of the Preferred Stock are not entitled to preemptive rights to subscribe for or to purchase any shares or securities of any class which may at any time be issued, sold or offered for sale by the Company. Shares of Preferred Stock redeemed by the Company shall be retired by the Company and shall not be available for subsequent issuance.

         Registration Rights. The Company agreed at its expense to use its best efforts to prepare and file one registration statement ("Registration Statement") on the appropriate form under the Securities Act with respect to the shares of Common Stock issued and issuable upon conversion of the Notes promptly following the final closing of the offering relating to the sale thereof and to keep the Registration Statement effective and current for a period of two years. To date the Company has filed such Registration Statement which remains in effect but is not current.

10% Convertible Secured Notes

         The Notes mature on June 30, 2001, and bear interest from the date of issuance at a rate of 10% per annum, payable semiannually in arrears on June 30 and December of each year, commencing December 31, 1996, to the persons who are registered Holders thereof at the close of business on the 15th day immediately preceding such interest payment date. Interest on the Notes accrues from the most recent date to which interest has been paid or, if no interest has been paid, the date of issuance of the Notes to each investor.

         The Notes represent secured indebtedness of the Company ranking pari passu (i.e., ranking equally and without preference) with all other existing and future indebtedness of the Company. The Notes are secured by a first-priority lien on all of the Company's assets (except as set forth under "Covenants -- Limitations"), including the Company's mortgage loan receivables, accounts receivable, furniture, equipment, cash and securities owned by the Company, including the stock of Subsidiaries. The Loan Agreement was amended to include as a permitted lien, a security interest in an I/O Strip due to the Company generated from loans sold from March 1996 to November 1996 (having a book value of approximately $2,273,000) under a sales agreement dated March 26, 1996. The security interest in the I/O Strip was granted to secure a loan of up to $4,000,000, of which approximately $2,500,000 has been loaned to date. The Notes are unconditionally guaranteed by the Subsidiaries. The Subsidiary Guarantees are secured by a pledge of all of the assets of the Subsidiaries, except as set forth under "Covenants -- Limitations on Liens." See "Guarantee" and "Collateral and Security."

         Optional Redemption. The Notes may not be redeemed prior to January 1, 1998. Thereafter, the Notes may be redeemed, in whole or in part, at the option of the Company, on not less than 30 nor more than 60 days' notice, at the following redemption prices (expressed as percentages of principal amount), plus accrued interest (if any) to the date of redemption:

         Period During Which Redeemed                         Redemption Price
         ----------------------------                         ----------------

         January 1, 1998 through December 31, 1998                 106%
         January 1, 1999 through December 31, 1999                 104%

and thereafter at 100% of the principal amount of the Notes.

         Sinking Fund. There is no mandatory sinking fund payments for the Notes.

         Conversion at Option of Holder. The Notes are convertible at the Holder's option into shares of Common Stock at any time before redemption or maturity initially at a Conversion Price equal to $2.50 per share, subject to adjustment as described below. If a Note is called for redemption, the conversion right with respect to such Note will terminate at the close of business on the date fixed for redemption of the Notes (provided that no default by the Company in the payment of the applicable redemption price including any accrued and unpaid interest shall have occurred and be continuing on the date fixed for such redemption) and will be lost if not exercised before that time.

         Holders of record of the Notes on a record date with respect to the payment of interest on the Notes are entitled to receive such interest on such Notes on the corresponding interest payment date notwithstanding the conversion thereof after such record date or default by the Company in the payment of the interest payable on such interest payment date. However, Notes surrendered for conversion during the period from the close of business on any record date for the payment of interest on the Notes to the opening of business on the corresponding interest payment date must be accompanied by a payment of an amount equal to the portion of the interest payable on such interest payment date that accrues during the period from the date of such surrender until such interest payment date. Holders of record of the Notes on a record date with respect to the payment of interest on the Notes who convert such Notes on or after the corresponding interest payment date will receive the interest payable by the Company on such date and need not include payment in the amount of such interest upon surrender of such Notes for conversion. Otherwise, no payment or adjustment is to be made on conversion for interest accrued on the Notes or for dividends on the Common Stock issued in conversion.

         The Conversion Price shall be adjusted in certain events, including (i) the issuance of Common Stock as a dividend or distribution on any class of capital stock of the Company, (ii) the combination, subdivision or reclassification of the Common Stock, (iii) the issuance to all holders of Common Stock of rights or warrants entitling them to subscribe for or purchase Common Stock at less than the then current market price (as defined herein) of the Common Stock, (iv) the distribution to all holders of Common Stock of evidences of the Company's indebtedness and/or securities of the Company, cash or other assets (excluding the rights, warrants, dividends and distributions referred to above and any regular dividend payable solely in cash out of the retained earnings of the Company that may from time to time be fixed by the Board of Directors), or (v) events described in the following paragraph. No such adjustment of less than 1% of the Conversion Price will be required; however, any such adjustment not made due to this limitation will be carried forward and taken into account in any subsequent adjustment.

         The Conversion Price of the Notes will also be adjusted to a price equal to the weighted average of Common Stock issued (or issuable on conversion of convertible securities or exercise of warrants) by the Company through April 16, 1998, subject to certain exclusions. In no event will such price adjustment increase the conversion price of the Notes above the initial Conversion Price of the Notes. In addition, if the conversion price has initially been reduced pursuant to this provision and thereafter any adjustment would result in an increase in the Conversion Price, such increase will not be effective until twenty days after a Holder has received written notice of the adjustment from the Company. The adjustment in the conversion price pursuant to this paragraph will also be taken into account in determining the redemption price of the Notes.

         If this Conversion Offer is successfully consummated, the execution of the Consents will result in an amendment to the Loan Agreement eliminating of the provisions providing for such adjustments.

         In case of (i) any capital reorganization of the Company, (ii) any reclassification or change of outstanding shares of Common Stock (other than a change relating to par value, or as a result of a subdivision or combination of the Common Stock), (iii) any consolidation, merger or combination of the Company with or into another corporation, or (iv) any sale or conveyance of the properties and assets of the Company as, or substantially as, an entirety to any other entity, in each case as a result of which Common Stock holders are entitled to receive consideration for their Common Stock, there shall be no adjustment of the Conversion Price, but the Holders of the Notes then outstanding shall have the right thereafter to convert such Notes into the kind and amount of securities, cash or other property that the Holder would have owned or been entitled to receive immediately after such reorganization, reclassification, change, consolidation, merger, combination, sale or conveyance, if such Notes had been converted immediately before the effective date of such reorganization, reclassification, change, consolidation, merger, combination, sale or conveyance.

         Conversion at Option of Company. The Notes are convertible at the Company's option into shares of Common Stock if, for a period of 30 consecutive trading days ending not more than 10 days prior to the date the Company sends notice to the Holders, the average of the last closing bid price of the Common Stock, as reported on the principal exchange on which the Common Stock is listed or on Nasdaq, has been at least 200% of the then Conversion Price.

         Covenants; Limitation on Liens. The Loan Agreement provides that neither the Company, nor any of its Subsidiaries, may create, incur or assume or suffer to exist any lien upon any of its property, assets, income or profits, whether now owned or hereafter acquired, except:

         (a) liens for taxes, assessments or other governmental charges not yet due or which are being contested in good faith and by appropriate proceedings if adequate reserves with respect thereto are maintained on the books of the Company or such Subsidiary, as the case may be, in accordance with generally accepted accounting principles;

         (b) carriers', warehousemen's, mechanics', landlords', materialmen's, repairmen's or other like liens arising by operation of law in the ordinary course of business if (i) the underlying obligations are not overdue for a period of more than 60 days or (ii) such liens are being contested in good faith and by appropriate proceedings and adequate reserves with respect thereto are maintained on the books of the Company or such Subsidiary, as the case may be, in accordance with generally accepted accounting principles or (iii) the underlying obligations do not exceed $1,000,000 in the aggregate at any time for the Company and its Subsidiaries;

         (c) pledges or deposits in connection with workmen's compensation, unemployment insurance and other social security legislation;

         (d) deposits to secure the performance of bids, trade contracts (other than for borrowed money), leases, statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature incurred in the ordinary course of business;

         (e) easements, rights-of-way, zoning and similar restrictions and other similar encumbrances or title defects incurred in the ordinary course of business which, in the aggregate, are not substantial in amount, and which do not in any case materially detract from the value of the property subject thereto or interfere with the ordinary conduct of the business of the Company or its Subsidiaries;

         (f) liens on assets which are subject to leases which are capitalized on the books of the Company and its Subsidiaries;

         (g) liens arising by operation of law in connection with judgments;

         (h) liens on assets securing only indebtedness incurred concurrently with, or within 90 days after, the acquisition or construction thereof to finance the cost of such acquisition or construction;

         (i) liens created by the Loan and Security Agreements;

         (j) liens on mortgage loans originated or purchased by the Company using the proceeds from indebtedness incurred for the purpose of providing funds to originate or purchase mortgage loans and any proceeds from the sale of any such mortgage loans;

         (k) liens on mortgage loans originated by the Company, properties acquired on foreclosure thereof and the proceeds therefrom securing up to $50,000,000 of indebtedness under a warehouse facility or facilities with banks or institutions regularly engaged in the business of making commercial loans;

         (l) liens securing up to $3,375,000 of outstanding mortgage participations, which are characterized as "other indebtedness" on the Company's balance sheet or which are issued in connection with the proposed offering of mortgage participations being made simultaneously herewith (See "Recent Developments");

         (m) liens securing up to $2,530,000 of indebtedness under a secured warehouse facility to be issued in exchange for up to $2,530,000 of Subordinated Notes;

         (n) liens which may be granted in the future under the Company's repurchase agreement with Greenwich;

         (o) additional liens securing obligations in an aggregate amount not exceeding $250,000; and

         (p) liens granted to secure indebtedness or other obligations of the Company to the extent that the value of the Collateral immediately prior to at the time of the grant of such lien shall exceed a book value for such Collateral of not less than 120% of the aggregate balance of the Notes.

         (q) liens on the assets to secure the Bridge Notes in an aggregate principal amount not exceeding $4,000,000.

         Limitation on Restricted Payments. The Loan Agreement currently provides that the Company will not, and will not permit any of its Subsidiaries to, directly or indirectly: (i) declare or pay any dividend or make any other distribution in cash or property on account of the Company's or any of its Subsidiary's capital stock (other than dividends payable from any Subsidiary to the Company or to a wholly owned subsidiary of the Company and dividends or distributions payable in capital stock of the Company) or (ii) purchase, redeem or otherwise acquire or retire for value any capital stock of the Company or any Subsidiary (other than any such stock owned by the Company or any wholly owned Subsidiary of the Company).

         The foregoing provisions do not prohibit (i) the payment of any regular dividends on Preferred Stock which are on commercially reasonable terms at the time of issuance of the Preferred Stock, as determined at the time of such issuance in good faith by the Company's Board of Directors or (ii) the redemption, repurchase, retirement or other acquisition of any capital stock of the Company in exchange for, or out of the proceeds of, the substantially concurrent sale of other capital stock of the Company.

         If this Conversion Offer is successfully consummated, the execution of the Consents will result in an amendment to the Loan Agreement eliminating this provision.

         Other Covenants. The Loan Agreement currently provides that the Company will not permit the aggregate book value of the following assets as reflected in the Company's consolidated quarterly or annual financial statements included in its Quarterly Reports on Form 10-QSB and Annual Reports on Form 10-KSB (or equivalent reports if the Company is no longer filing such reports) to be below 70% of the outstanding principal balance of the Notes: (a) unpledged mortgage loans owned by the Company, (b) excess servicing assets, (c) furniture and equipment owned by the Company, (d) other receivables due to the Company and
(e) cash, cash equivalents and other investments having a maturity of less than one year. See "Reports."

         If the Conversion Offer is successfully consummated, the execution of the Consents will result in an amendment to the Loan Agreement eliminating this provision.

         Events of Default. An "Event of Default" shall be deemed to occur upon the occurrence of certain events, including any of the following events: (i) failure by the Company to pay interest on the Notes when the same becomes due and payable and the continuance of any such failure for 10 days, (ii) failure to pay principal on the Notes when and as the same shall become due and payable, at maturity, upon acceleration, redemption, conversion, required redemption or otherwise, (iii) failure to perform, or breach of, any material covenant in the Loan and Security Agreements by the Company or the Subsidiary which materially adversely impacts the practical realization of the benefits to the Holders of the Notes of the security interests granted to the Holders of the Notes, and continuance of such failure for 30 days after written notice is given to the Company or the Subsidiary by the Holders of more than 75% in principal amount of the Notes or (iv) the occurrence of certain bankruptcy, insolvency or reorganization proceedings with respect to the Company or the Subsidiary.

         If an Event of Default (other than an Event of Default relating to certain events of bankruptcy, insolvency or reorganization with respect to the Company) occurs and is continuing, the Holders of a majority in aggregate principal amount of the Notes then outstanding will be authorized to declare the principal amount of Notes due and payable, together with accrued and unpaid interest thereon to the date the Notes are paid. If an Event of Default relating to certain events of bankruptcy, insolvency or reorganization with respect to the Company occurs and is continuing, then the principal of the Notes, together with accrued and unpaid interest to the date the Notes are paid, shall automatically become and be immediately due and payable without any declaration or other act on the part of any Holder.

         Amendment, Supplement or Waiver. The terms of the Notes may be amended or supplemented, and any default or compliance with any provisions may be waived, with the consent of the Holders of at least a majority in principal amount of the Notes then outstanding. However, without the consent of each Holder of an outstanding Secured Note, no amendment may (i) reduce the amount of Notes whose Holders must consent to an amendment, (ii) reduce the rate of or extend the time for payment of interest on any Notes, (iii) reduce the principal of or extend the stated maturity of any Notes by more than one year, (iv) reduce the premium payable upon redemption of any Notes or change the time at which any Notes may or shall be redeemed,

(v) make any Notes payable in money other than that stated in the Notes, or (vi) impair the right of any Holder to institute suit for the enforcement of any payment on or with respect to any Notes or (vii) increase the conversion price (provided that this does not restrict a waiver of an adjustment to the Conversion Price).

         Guarantee. The Company's payment obligations under the Notes are jointly and severally, absolutely and unconditionally guaranteed (the "Subsidiary Guarantees"), by all of the Company's existing and future, direct and indirect Subsidiaries (the "Guarantors"). The Company has no independent operations or assets separate from the investment by the Company in its subsidiaries, except for the support functions the Company provides to its subsidiaries and the assets used in connection therewith. The obligations of each Guarantor under its Subsidiary Guarantee will be secured by a security interest in the assets of such Subsidiary (subject to the limitations set forth under "Limitations on Liens") and will be limited to such amount as will not result in such Subsidiary Guarantee being a fraudulent conveyance under applicable law.

         A Subsidiary Guarantor may be released from its Guarantee and its related obligations under Loan and Security Agreements only if 80% or more of the Capital Stock of a Subsidiary Guarantor is sold to another person or if such Subsidiary Guarantor consolidates with, merges into or sells all or substantially all of its assets to, another person, in accordance with the requirements of the Loan and Security Agreements, provided that substantially all of the assets received by the Company in any such transaction are subject to the security interest granted to the Holders of the Notes. Except as provided in the preceding sentence, a Subsidiary Guarantor may not otherwise be released from its Guarantee.

         Collateral and Security. Pursuant to the Loan Agreement, (i) the Company has assigned and pledged to the Custodian, for the ratable benefit of the Holders of the Notes, a lien on the Company's mortgage loan receivables, accounts receivable, furniture, equipment, cash and other assets, and on securities owned by the Company, including the stock of any subsidiaries, and
(ii) the Guarantors have assigned and pledged to the Custodian, for the ratable benefit of the Holders of the Notes, a security interest in the Subsidiary mortgage loan receivables, accounts receivable, furniture, equipment, cash and other assets and on securities owned by the Subsidiary (together with the collateral referred to above, the "Collateral"). The security interest on any trademarks or other proprietary rights of the Company, cash held in bank accounts and real property are not perfected.

         Collateral may be sold or disposed of by the Company or any Guarantor free and clear of the lien referred to above, provided that substantially all of the assets received by the Company in any such transaction are subject to the security interest granted to the Holders of the Notes. In addition, the Company may obtain a release of Collateral from the lien referred to above, and may repledge such Collateral to secure indebtedness to third parties, to the extent permitted under the provisions of "Covenants -- Limitations on Liens."

         The Notes and other documentation evidencing mortgage loans originated or purchased by the Company or the Subsidiary (other than mortgage loans pledged to third parties, as permitted by the Loan and Security Agreements) have been delivered to the Custodian and held by the Custodian on behalf of the Holders of the Notes. The Company is permitted to sell the mortgage loans from time to time in its discretion. The Custodian will deliver the notes and other documentation held by it to the Company upon the Company's request if the Company is making a sale of the mortgage loans or to the extent necessary in connection with the foreclosure of mortgage loans.

         Holders of a majority in principal amount of the Notes may notify account debtors that payments be made to the Custodian if an Event of Default has occurred and is continuing. Until such time, the Company will not be required to deposit any cash with the Custodian.

         If the Notes become due and payable prior to the final stated maturity thereof or are not paid in full at the final stated maturity thereof and any applicable grace period has expired, the Holders of a majority in aggregate principal amount of the Notes may take such actions as they deem appropriate to foreclose upon the Collateral in accordance with the Loan and Security Agreements. The proceeds will be applied first to pay the expenses of such foreclosure, and thereafter to pay, pro rata, the principal of and interest on the Notes.

         Reports. So long as the Notes are outstanding, the Company will furnish to the Holders of the Notes all quarterly financial statements and annual financial reports (containing audited financial statements, including a balance sheet and the related statement of operations, stockholders equity and cash flows and accompanied by a report of an independent public accountant) that the Company is required to file with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended (or similar reports if the Company is not at the time required to file such reports with the Commission) not later than 15 days after the date quarterly and annual financial reports are required to be filed with the Securities and Exchange Commission.

         Collateral Agent and Custodian. JMR Funding, Inc., acts as agent for the investors under the Security Agreement. The Agent will act on behalf of the investors to enforce their rights under the Security Agreement, but will only act on the instructions of Holders of a majority in principal amount of the Notes.

         John J. McManus & Associates, P.C. serves as the Custodian. The Custodian holds certain of the Collateral as agent for the Holders of the Notes. The Custodian will not be obligated to take any action to foreclose upon the Collateral or otherwise enforce the rights of the Holders and any such actions shall be taken by the Holders of a majority in principal amount of the Notes then outstanding. The Custodian is a law firm which represents the Company on certain legal matters.

         Registration Rights. The Company agreed at its expense to use its best efforts to prepare and file one registration statement ("Registration Statement") on the appropriate form under the Securities Act with respect to the shares of Common Stock issued and issuable upon conversion of the Notes promptly following the final closing of the offering relating to the sale thereof and to keep the Registration Statement effective and current for a period of two years. To date the Company has filed such Registration Statement which remains in effect but is not correct. Accordingly, no common stock may be acquired pursuant to the Registration Statement.

         The Holders of the Preferred Stock have one demand registration right and unlimited piggyback registration rights.

                SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA

         Included in Appendix A, Appendix B and Appendix C are the Company's Consolidated Financial Statements and Notes thereto and Management's Discussion and Analysis. Holders of the Preferred Stock and the Notes should refer to Appendix A, Appendix B and Appendix C for detailed financial information about the Company.

         The following historical and pro forma unaudited financial information is based on the consolidated financial statements of the Company and has been prepared to give effect to this Conversion Offer as if each had been consummated on June 30, 1997. The pro forma adjustments assume acceptance of this Conversion Offer, in the alternative, by Holders of 75% and 100% of the outstanding shares of Preferred Stock and the Notes. The pro forma financial information does not purport to be indicative of the results which would actually have been obtained had such transactions been completed as of the assumed date and for the period presented or which may be obtained in the future, and should be read in conjunction with the consolidated financial statements of the Company and the related notes appearing in Appendix A and Appendix B to this Offering Circular. The assumptions on which the following pro forma financial information are based are further described in the accompanying footnotes.

                             PRO FORMA BALANCE SHEET
             Assuming conversion of 75% of Notes and Preferred Stock

                                                     Pro Forma    Pro Forma
                                         Historical  Adjustment    Balance
                                         ----------  ----------  -----------
ASSETS
Cash                                      1,536,252     540,500   2,076,752(i)
Loans receivable                          5,256,518               5,256,518
Interest-only strip receivable            7,268,930               7,268,930
Other assets (a)                          3,263,021  (1,000,000)  2,263,021
                                         ----------              ----------
Total Assets                             17,324,721              16,865,221
                                         ==========              ==========

LIABILITIES
10% Convertible notes (b)                 8,140,000  (6,105,000)  2,035,000
Warehouse lines of credit                 5,656,386               5,656,386
Advance on interest-only strip
  receivable                              2,100,651               2,100,651
Other debt & liabilities                  1,050,846               1,050,846
                                         ----------              ----------
Total Liabilities                        16,947,883              10,842,883

SHAREHOLDERS EQUITY
Common Stock (c)                              4,073      19,479      23,552
Preferred Stock (d)                             332        (225)        107
Paid-in-capital & retained
  earnings                                  372,433   5,626,246   5,998,679
                                         ----------              ----------
Total Shareholders Equity                   376,838               6,022,338
                                         ----------              ----------
Total Liabilities & Shareholders
  Equity                                 17,324,721              16,865,221
                                         ==========              ==========

                             PRO FORMA BALANCE SHEET
            Assuming conversion of 100% of Notes and Preferred Stock

                                                      Pro Forma    Pro Forma
                                       Historical     Adjustment    Balance
                                       ----------     ----------    -------
ASSETS
Cash                                    1,536,252        804,000    2,340,252(i)
Loans receivable                        5,256,518                   5,256,518
Interest-only strip receivable          7,268,930                   7,268,930
Other assets (a)                        3,263,021     (1,200,000)   2,063,021
                                       ----------                  ----------
Total Assets                           17,324,721                  16,928,721
                                       ==========                  ==========

LIABILITIES
10% Convertible notes (b)               8,140,000     (8,140,000)           0
Warehouse lines of credit               5,656,386                   5,656,386
Advance on interest-only strip
  receivable                            2,100,651                   2,100,651
Other debt & liabilities                1,050,846                   1,050,846
                                       ----------                  ----------
Total Liabilities                      16,947,883                   8,807,883

SHAREHOLDERS EQUITY
Common Stock (c)                            4,073         25,972       30,045
Preferred Stock (d)                           332           (315)          17
Paid-in-capital & retained
  earnings                                372,433      7,718,343    8,090,776
                                       ----------                  ----------
Total Shareholders Equity                 376,838                   8,120,838
                                       ----------                  ----------
Total Liabilities & Shareholders
  Equity                               17,324,721                  16,928,721
                                       ==========                  ==========

                        PRO FORMA STATEMENT OF OPERATIONS
             Assuming conversion of 75% of Notes and Preferred Stock

                                                       Pro Forma   Pro Forma
                                        Historical     Adjustment   Balance
                                        ----------     ----------  ------------
REVENUES                                 5,858,158                    5,858,158(i)

EXPENSES:
Operating expenses (e)                   7,352,301        250,000     7,602,301
Provision for credit loss                  425,231                      425,231
Interest expense & amortization of
  deferred financing costs (f)           1,443,625       (790,500)      653,125
                                       -----------       --------   -----------
                                         9,221,157       (540,500)    8,680,657
                                       -----------       --------   -----------
Loss before provision for taxes         (3,362,999)       540,500    (2,822,499)
Provision for income taxes                       0              0             0
                                       -----------       --------   -----------
Net loss (g)                            (3,362,999)       540,500    (2,822,499)
                                       ===========       ========   ===========

Weighted average shares outstanding      3,701,574                   23,180,574

Net loss per share of common stock (h)       -1.06                        -0.13

                        PRO FORMA STATEMENT OF OPERATIONS
            Assuming conversion of 100% of Notes and Preferred Stock

                                                      Pro Forma    Pro Forma
                                       Historical    Adjustment     Balance
                                       ----------    ----------     -------
REVENUES                                5,858,158                      5,858,158(i)

EXPENSES:
Operating expenses (e)                  7,352,301        250,000       7,602,301
Provision for credit loss                 425,231                        425,231
Interest expense & amortization of
  deferred financing costs (f)          1,443,625     (1,054,000)        389,625
                                       ----------    -----------       ---------
                                        9,221,157       (804,000)      8,417,157
                                       ----------    -----------       ---------
Loss before provision for taxes        (3,362,999)       804,000      (2,558,999)
Provision for income taxes                      0              0               0
                                       ----------    -----------       ---------
Net loss (g)                           (3,362,999)       804,000      (2,558,999)
                                       ==========    ===========      ==========

Weighted average shares outstanding     3,701,574                     29,673,574

Net loss per share of common stock (h)      -1.06                          -0.09

Notes to Pro Forma Financial Statements:

(a) Adjustment represents write-off of unamortized deferred financing costs incurred with the issuance of the Notes.

(b)  Adjustment represents the amount of Notes to be exchanged for common stock.

(c) Adjustment represents the par value of common stock to be issued in exchange for the Notes and Preferred Stock.

(d) Adjustment represents the par value of Preferred Stock to be exchanged or common stock.

(e) Adjustment represents all estimated transaction costs (including legal fees) to be incurred for the conversion offer.

(f) Adjustment represents interest expense and amortization of deferred financing costs associated with the converted Notes.

(g) Net loss does not include a pre-tax debt conversion charge to operations which the Company would recognize in the second quarter of fiscal 1998 in the amount of $7,326,000 and $9,768,000 based on conversion percentages of 75% and 100%, respectively.

(h) Net loss per share includes dividends on preferred stock, which are not reflected in the net loss amount but are added when calculating net loss per share.

(i) Increase in cash is the effect of the adjustments discussed in notes (e) and (f).

                                 CAPITALIZATION

         The following table presents the pro forma capitalization of the company i) as of August 30, 1997 and ii) giving effect to the conversion of 100% of the Secured Notes and 100% of the 9% Preferred Stock, the sale of a maximum of $3,000,000 of 11% Preferred Stock in the Proposed Financing and the repayment of the Bridge Loan. This table does not give effect to the Reverse Stock Split.

                      PRO FORMA CAPITALIZATION TABLE(1)

                                               Prior to              After Description
                                             Conversion Offer(2)    Conversion Offer(4)
-------------------------------------------------------------------------------------
EXISTING SHARES OUTSTANDING                         4,072,761           30,045,069

SHARES RESERVED FOR ISSUANCE:

CONVERTIBLE DEBT:
10% convertible notes                               3,256,000                    0
10% convertible warehouse lines                     3,075,000            3,075,000
10% convertible secured notes                       2,125,000                    0

CONVERTIBLE PREFERRED STOCK:
11% convertible preferred stock                     4,185,000            4,185,000
9% convertible preferred stock                      2,520,000                    0
Proposed Financing (11% preferred stock)                    0            7,500,000

WARRANTS ISSUED TO CONVERTIBLE SECURITY HOLDERS:
11% convertible preferred stock                       669,600              669,600
9% convertible preferred stock                        800,000              800,000
10% convertible secured notes                       2,125,000            2,125,000
Proposed Financing                                          0            7,500,000

OTHER CONVERTIBLE INSTRUMENTS:
Underwriter's warrants5                             1,351,918            1,351,918
Employee stock option plans (actual outstanding)    1,344,500            1,344,500
Other warrants                                        932,500              932,500

                                                   -------------------------------
FULLY DILUTED SHARES OUTSTANDING                   26,457,279           59,528,587

----------------------------
(1) Does not give effect to the Reverse Stock Split
(2) At August 30, 1997
(3) Assumes:(i)   100% conversion of the Secured Notes and the 9% Preferred
                 Stock,
           (ii)  Maximum amount of $3,000,000 of 11% Preferred Stock is raised
           (iii) Bridge Loan is repaid out of the proceeds Proposed Financing
(4) If the Reverse Stock Split is approved, there would be 35,000,000 shares authorized, 6,009,014 shares outstanding, 5,896,703 reserved for issuance, and 23,094,283 shares authorized but not reserved or issued.
(5) The Company expects that the exercise price of these Common Stock Purchase Warrants issued to Thieme Fonds International, a 27.13% stockholder of the Company, VPM Verwaltungs AG, a 17.34% stockholder of the Company, Taglich Brothers, D'Amadeo & Wagner and J. Michael Reisert, Inc. will be adjusted pursuant to anti-dilution provisions contained therein.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information regarding ownership of Common Stock for (i) each person known by the Company to own beneficially five percent or more of the outstanding shares of the Company's Common Stock, (ii) each director of the Company, (iii) each of the executive officers of the Company, and (iv) all officers and directors of the Company as a group as of August 20, 1997. This table does not give effect to the Reverse Stock Split. As a result of the Conversion Offer, the number of shares of outstanding Common Stock beneficially owned by principal shareholders of the Company (assuming that they convert their shares in the Conversion Offer) will be increased. Set forth below in the "As Adjusted" column is the number of shares of Common Stock that beneficial owners of 5% of the Common Stock will beneficially own after giving effect to the Conversion Offer.


Name and Address                                Shares Beneficially Owned (1)
of Beneficial Owner                    ----------------------------------------------------
or Identity of Group                   Number          Percent of Class      As Adjusted(2)
--------------------                   ------          ----------------      --------------
Gerald F. Sullivan (3)                 355,000 (18)         8.02                      (42)

Craig J. Brunet (3)                    160,000 (19)         3.78                      (42)

Samuel R. Dunlap, Jr. (3)              399,064 (20)         8.92                      (42)

Joel C. Williams (3)                    90,000 (21)         2.16                      (42)

Samuel Scott Hemingway (3)             125,000 (22)         2.98                      (42)

Carlos R. Munoz (3)                     20,000 (23)            *                      (42)

John C. Thomas, Jr. (3)                167,584 (24)         3.95                      (42)

Donald S. Sigler (4)                   383,688              8.61                      (42)

Greenwich Capital Products, Inc. (5)   300,000 (25)         6.86                      (42)

NewSouth Special Equities, L.P. (6)    920,000 (26)        18.43                      (42)

Jackt Holdings Corp. (7)               300,000 (27)         6.86                      (42)

Ranier Heubach (8)                     551,250 (28)        11.92                1,746,635

VPM Verwaltungs AG (9)                 854,639 (29)        17.34                1,993,101

Kingsley & Company (10)                393,750 (30)         8.82                1,247,596

Muico & Company (11)                   315,000 (31)         7.18                  998,077

Dr. Dieter Quast (12)                  452,500 (32)        10.00                2,166,346

Arkansas Teachers Retirement
  System (13)                            360,000 (33)       8.12      1,800,000

Michigan Municipal Employee
  Retirement System (13)                 800,000 (34)      16.42      4,000,000

Lancer Partners, LP (14)                 660,000 (35)      13.95      3,300,000

The Intergroup Corporation (15)          870,000 (36)      17.60            (42)

Portsmouth Square (15)                   350,000 (37)       7.91            (42)

Santa Fe Financial (15)                  870,000 (38)      17.60            (42)

E. H. Arnold (16)                        500,000 (39)      10.93            (42)

Thieme Fonds International (17)        1,881,250 (40)      31.60            (42)

All executive officers and directors
as a group (9 persons)                 1,516,648 (41)      27.13            (42)

-----------------
* Less than 1%

(1) Except as otherwise indicated, each of the parties has sole voting and investment power over the shares owned.
(2) Adjusted to give effect to the conversion of all 9% Preferred Stock and/or Secured Notes held by such beneficial owner. In addition, the Company is engaged in discussions with Mr. Thieme concerning Mr. Thieme's serving as a director or Chairman of the Board of the Company. The election of Mr. Thieme to either of these positions is subject to the approval of the Board of Directors and there can be no assurance that Mr. Thieme will be elected to either of such positions.
(3)      c/o Credit Depot Corporation, 700 Wachovia Center, Gainesville, GA
         30501
(4)      3242 Dunlap Drive, Gainesville, GA 30506
(5)      600 Steamboat Road, Greenwich, CT 06830
(6)      1000 Ridgeway Loop Rd., Memphis, TN 38117
(7)      c/o Promena, AG, Rheinestrasse 81, CH-4133 Pratteln 1, Switzerland
(8)      Unterberstrasse 104, A-5084 Grossgrnain, Salzburg, Austria
(9)      Therwilerstrasse 10, CH-4103 Bottmingen, Switzerland
(10) c/o Quintus Trust, Mr. Charles T. Collis, Sr. and Mr. Werner Hoffer, TTEE, Conyers, Dill & Pearman, Clarendon House, Church Street, Hamilton, Bermuda
(11)     c/o Putnam Investments, One Post Office Square, 11th Floor, Boston, MA
         02109
(12)     c/o Soriano-Eupen GmbH, Friesenplatz 5, D-50672 Keoln, Germany
(13)     c/o KCM, 10829 Olive Blvd., St. Louis, MO 63141-7739
(14)     237 Park Avenue, New York, NY 10017
(15)     2121 Avenue of the Stars, Suite 2020, Los Angeles, CA 90067
(16)     c/o Taglich Brothers, D'Amadeo & Wagner, 100 Wall Street, New York, NY
         10005
(17) 2 Place de Metz, L-1930 Luxembourg, Attention: Heiko Thieme Heiko Thieme is the President of Thieme Fonds International

(18) Includes Common Stock issuable on exercise of options to purchase 293,750 shares of Common Stock under the Company's 1990 Stock Option Plan and the 1993 Plan (collectively, the "Plans") exercisable within 60 days and options to purchase 55,000 shares of Common Stock that have been granted outside the Plans exercisable within 60 days. Does not include 11,250 shares issuable on exercise of options of Common Stock issuable on exercise of options which are not exercisable within 60 days.
(19) Includes Common Stock issuable on exercise of options to purchase 155,000 shares of Common Stock under the Plans exercisable within 60 days.
(20) Includes Common Stock issuable on exercise of options to purchase 85,000 shares of Common Stock under the Plans exercisable within 60 days.
(21) Includes Common Stock issuable on exercise of options to purchase 90,000 shares under the Plans exercisable within 60 days.
(22) Includes Common Stock issuable on exercise of options to purchase 125,000 shares of Common Stock under the Plans exercisable within 60 days. (23) Includes Common Stock issuable on exercise of options to purchase 20,000 shares of Common Stock under the Plans exercisable within 60 days. (24) Includes Common Stock issuable on exercise of options to purchase 85,000 shares of Common Stock under the Plans exercisable within 60 days and options to purchase 45,000 shares of Common Stock that have been granted outside the Plans exercisable within 60 days.
(25) Represents immediately exercisable warrants to purchase 300,000 shares of Common Stock.
(26) Represents 920,000 shares of Common Stock issuable upon the conversion of a 10% convertible warehouse line.
(27) Represents 300,000 shares of Common Stock issuable upon the conversion of convertible participations and warrants.
(28) Represents 551,250 shares of Common Stock issuable upon the conversion of 9% Preferred Stock and warrants.
(29) Represents 525,000 shares of Common Stock issuable upon the conversion of 9% Preferred Stock, and 329,639 shares issuable on exercise of immediately exercisable warrants.
(30) Represents 393,750 shares of Common Stock issuable upon the conversion of 9% Preferred Stock and warrants.
(31) Represents 315,000 shares of Common Stock issuable upon the conversion of 9% Preferred Stock.
(32) Represents 400,000 shares of Common Stock issuable upon the conversion of 10% convertible debt and 52,500 shares of Common Stock issuable upon conversion of preferred stock.
(33) Represents 360,000 shares of Common Stock issuable upon conversion of 10% convertible debt.
(34) Represents 800,000 shares of Common Stock issuable upon the conversion of 10% convertible debt.
(35) Represents 660,000 shares of Common Stock issuable upon the conversion of 10% convertible debt.
(36) Represents 870,000 shares of Common Stock issuable upon conversion of 11% Series B Convertible Preferred Stock and warrants.
(37) Represents 350,000 shares of Common Stock issuable upon conversion of 11% Series B Convertible Preferred Stock and warrants.
(38) Represents 870,000 shares of Common Stock issuable upon conversion of 11% Series B Convertible Preferred Stock and warrants.
(39) Represents 500,000 shares of Common Stock issuable upon conversion of 10% secured promissory note and warrants.
(40) Represents 1,750,000 shares of Common Stock issuable upon conversion of 10% secured promissory notes and exercise of warrants and 131,250 shares issuable upon conversion of 9% Preferred Stock and exercise of warrants.
(41) Includes 930,250 shares of Common Stock issuable upon exercise of options under the Plan exercisable within 60 days. Does not include 123,500 shares issuable on exercise of options to purchase Common Stock not exercisable within 60 days.
(42)     No change in beneficial ownership.

                           CONVERSION OFFER PROCEDURES

         Expiration Date; Extension; Amendment; Termination. This Conversion Offer will expire at 5:00 p.m., Atlanta, Georgia time, on October 22, 1997, unless extended by the Company.

         The Company reserves the right, in its judgment, (i) to terminate this Conversion Offer if any of the events set forth under the caption "The Conversion Offer -- Conditions of the Conversion Offer" have occurred and have not been waived by the Company, by giving oral or written notice of such termination to the Conversion Agent and (ii) to extend or otherwise amend the terms of this Conversion Offer in any manner. The amendment, extension or termination of this Conversion Offer as to the Preferred Stock and the Notes, or the waiver of a condition as to either security, need not be accompanied by the same action as to the other security. Any such extension, termination or amendment will be followed as promptly as practicable by public announcement thereof. If this Conversion Offer is amended in a manner determined by the Company to constitute a material change, the Company will promptly disclose each amendment in a manner reasonably calculated to inform the holders of such amendment and, if such amended Conversion Offer would otherwise expire during such period, the Company will extend each such amended Conversion Offer for a period which the Company in its judgment deems appropriate, depending upon the significance of the amendment and the manner of disclosure to Holders of the Preferred Stock and the Notes. Any such extension will be in compliance with the applicable rules and regulations of the Commission.

         Subject to applicable law (including Rule 13e-4(e)(2) under the Exchange Act, to the extent it may be applicable or relevant, which requires that material changes be promptly disseminated to Holders in a manner reasonably calculated to inform them of such changes) and without limiting the manner in which the Company may choose to make a public announcement, if any, of any extension, amendment, waiver or termination of this Conversion Offer, the Company will have no obligation to publish, advertise, or otherwise communicate any such public announcement, other than by making a timely release to the Dow Jones News Service.

         If, prior to the Expiration Date, the Company should decide to increase or decrease the number of shares of Preferred Stock and Notes that it desires to be converted or to increase or decrease the additional shares of Common Stock being offered in this Conversion Offer and, at the time notice of any such increase or decrease is first published, sent or given to holders of such shares, this Conversion Offer is scheduled to expire at any time earlier than the period ending on the tenth business day from and including the date that such notice is first so published, sent or given, this Conversion Offer will be extended at least until the expiration of such ten business day period. For purposes of this Conversion Offer, a "business day" means any day other than a Saturday, Sunday or federal holiday, and consists of the time period from 12:01 a.m. through 12:00 midnight, Atlanta, Georgia time.

         Procedures for Conversion. Each Holder of Preferred Stock who elects to convert such shares shall deliver the Preferred Stock certificate(s) and will be issued certificates for the number of shares of Common

Stock into which the Preferred Stock tendered by the Holder pursuant to the Conversion Offer may be converted. Each Holder of Notes who elects to convert such Holder's Notes shall deliver the Notes and will be issued certificates for the number of shares of Common Stock into which the Notes tendered by the Holder pursuant to the Conversion Offer may be converted. Each Holder who elects to convert pursuant to the Conversion Offer shall also be required to deliver an executed Consent.

         The delivery of certificates for Preferred Stock or Notes for conversion in this Conversion Offer by a Holder pursuant to one of the procedures set forth below will constitute an agreement between such Holder and the Company in accordance with the terms and subject to the conditions set forth in this Offering Circular, in the Letter of Transmittal and in each security.

         The Holder of a share or shares of Preferred Stock or Notes may exercise the conversion rights as to such securities under the certificate(s) or Notes and receive the Common Stock into which such securities are convertible by delivering to the Conversion Agent the certificate(s) for all of the Preferred Stock and/or Notes held by such Holder, together with the properly completed Letter of Transmittal (or manually signed facsimile thereof), executed by the Registered Holder (defined below) thereof, any other documents required by the Letter of Transmittal (such as appropriate stock powers, if the certificates for such Preferred Stock and/or Notes have not been endorsed, and evidence of authority to act, if the Letter of Transmittal or any certificates for Preferred Stock and/or Notes or related stock powers are signed by someone acting in a fiduciary or representative capacity), and the executed Consent, all of which must be received by the Conversion Agent at its address set forth on the back cover of this Offering Circular prior to 5:00 p.m., Atlanta, Georgia time, on the Expiration Date. The term "Registered Holder" will mean the person in whose name the Preferred Stock and/or Notes is registered on the books of the Company's transfer agent. LETTERS OF TRANSMITTAL, CONSENTS AND CERTIFICATES FOR THE PREFERRED STOCK AND NOTES SHOULD BE DELIVERED TO THE CONVERSION AGENT AND NOT TO THE COMPANY.

         Signatures on the Letter of Transmittal must be guaranteed by a firm that is a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in one of the signature guarantee programs described in the Letter of Transmittal (each, an "Eligible Institution") unless the certificate or certificates for the Stock and the Notes Preferred to be converted pursuant thereto are delivered (i) by a Registered Holder of such units or shares who has not completed either of the boxes entitled "Special Issuance Instructions" or "Special Delivery Instructions" on the Letter of Transmittal or (ii) for the account of an Eligible Institution.

         THE METHOD OF DELIVERY TO THE CONVERSION AGENT IS AT THE ELECTION AND RISK OF THE HOLDER, BUT IF SUCH DELIVERY IS BY MAIL IT IS RECOMMENDED THAT HOLDERS USE REGISTERED MAIL, PROPERLY INSURED, WITH RETURN RECEIPT REQUESTED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE DELIVERY TO THE CONVERSION AGENT BEFORE THE EXPIRATION DATE.

         Only a Registered Holder of Preferred Stock or Notes may deliver certificates for Preferred Stock or Notes with respect to this Conversion Offer. If the Letter of Transmittal is signed by a person other than the Registered Holder of the Preferred Stock or Notes, the certificates representing such Preferred Stock or Notes must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the Registered Holder (or Registered Holders) appear on such certificates, together with a letter (or other evidence) describing the transaction pursuant to which the Preferred Stock or Notes was transferred. If the Letter of Transmittal or any certificates for Preferred Stock or Notes or related stock powers or endorsements are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing and, unless waived by the Company, provide evidence satisfactory to the Company of their authority to so act.

         Any beneficial owner whose Preferred Stock or Notes is registered in the name of its broker, dealer, commercial bank, trust company or other nominee and who wishes to convert Preferred Stock or Notes in connection with this Conversion Offer should contact such Registered Holder promptly and instruct such Registered Holder to effect delivery on its behalf. If such beneficial owner wishes to effect delivery on its own behalf, such beneficial owner must, prior to completing and executing the Letter of Transmittal and delivering the certificate or certificates for its Preferred Stock or Notes, either make appropriate arrangements to register ownership of the Preferred Stock or Notes in such Holder's name or obtain a properly completed stock power from the Registered Holder. Beneficial owners should be aware that the transfer of record ownership may take considerable time.

         By delivering certificates for Preferred Stock or Notes for conversion in connection with this Conversion Offer, each Registered Holder represents and warrants to the Company that such Registered Holder has full power and authority to convert the Preferred Stock or Notes and that such shares are free and clear of all liens, restrictions, charges and encumbrances and are not subject to any adverse claim. Each Registered Holder will, upon request, execute and deliver any additional documents deemed by the Conversion Agent or the Company to be necessary or desirable to complete the conversion of the Preferred Stock or Notes.

         Guaranteed Delivery Procedures. If a Registered Holder of the Preferred Stock or Notes desires to deliver the certificate or certificates and such certificates are not immediately available (or the procedures for book-entry transfer cannot be completed on a timely basis), or time will not permit such Holder's certificates or other required documents to reach the Conversion Agent before the Expiration Date, a delivery for conversion may be effected if (i) the delivery is made by or through an Eligible Institution, (ii) prior to the Expiration Date, the Conversion Agent receives from such Eligible Institution a properly completed and duly executed Notice of Guaranteed Delivery (by telegram, telex, facsimile transmission, mail or hand delivery) setting forth the name and address of the Holder of the Preferred Stock or Notes and the number of shares of Preferred Stock or principal amount of Notes to be converted, stating that the delivery for conversion is being made thereby and guaranteeing that, within three NASDAQ trading days after execution of the Notice of Guaranteed Delivery, the certificates for the Preferred Stock or Notes, in proper form for conversion, or book-entry confirmation, along with a duly executed Letter of Transmittal, and any other documents required by the Letter of Transmittal will be deposited by the Eligible Institution with the Conversion Agent, and (iii) the certificates for the Preferred Stock or Notes, in proper form for conversion, or book-entry confirmation, along with a duly executed Letter of Transmittal, and all other documents required by the Letter of Transmittal are received by the Conversion Agent within three NASDAQ trading days after execution of Notice of Guaranteed Delivery.


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

         Effective Deliveries; Compliance with Conditions of this Conversion Offer; Delivery of Common Stock. Upon the terms and subject to the conditions of the certificate and this Conversion Offer (including the terms and conditions of any extension or amendment), the certificates for all Preferred Stock and Notes with respect to the conversion that are validly delivered pursuant to this Conversion Offer and not properly withdrawn prior to 5:00 p.m., Atlanta, Georgia time, on the Expiration Date will be accepted and deemed delivered to the Company for conversion and the Preferred Stock and Notes will be converted as of the Expiration Date and entitled to the additional benefits of this Conversion Offer. Each Letter of Transmittal for validly delivered certificate(s) that is not withdrawn will constitute written notice of conversion pursuant to the respective terms of the Preferred Stock and Notes; provided, that such notice of conversion will not be deemed delivered or effective until the Company has notified the Conversion Agent of acceptance as set forth below. The Company, through the Conversion Agent, will deliver certificates for Common Stock issued in respect of converted shares within five NASDAQ trading days following the later to occur of (i) the Expiration Date or (ii) receipt of the certificate or certificates for Preferred Stock and Notes with respect to the conversion and all other documents required by the Letter of Transmittal pursuant to the guaranteed delivery procedures set forth herein. See "Conversion Offer Procedures -- Guaranteed Delivery Procedures."

         All questions as to the validity, form, eligibility (including time of receipt), delivery and withdrawal of certificate(s) for shares of Preferred Stock and Notes will be resolved by the Company, whose determination will be final and binding on all parties, The Company reserves the absolute right to reject any or all deliveries for conversion that are not in proper form or which would, in the opinion of counsel for the Company, be unlawful. The Company also reserves the right, in its judgment, to waive any irregularities or conditions of delivery as to particular Preferred Stock or Notes. The Company's interpretation of the terms and conditions of this Conversion Offer (including the instructions in the Letter of Transmittal) and the certificate(s) will be final and binding. Unless waived, any irregularities or defects in connection with deliveries must be cured within such time as the Company determines. Neither the Company, the Conversion Agent nor any other person will be under any duty to give notification of irregularities or defects in such deliveries or shall incur any liability for failure to give such notification. Deliveries will not be deemed to have been made until such irregularities have been cured or waived.

         If any shares of Preferred Stock or Notes are not converted in connection with this Conversion Offer because of an invalid delivery, the occurrence or nonoccurrence of certain other events set forth herein or otherwise, such unaccepted certificates for Preferred Stock or Notes will be returned, at the Company's expense, to the Registered Holder thereof as promptly as practicable after the Expiration Date or the termination of this Conversion Offer, as applicable.

         Withdrawal of Deliveries. Any Holder of Preferred Stock or Notes who has delivered a certificate or certificates for, or effected delivery with respect to, shares of Preferred Stock or Notes for conversion may withdraw such delivery at any time prior to 5:00 p.m., Atlanta, Georgia time, on the Expiration Date.

         To be effective, a written telegraphic, telex or facsimile transmission notice of withdrawal must (i) be received by the Conversion Agent at the address set forth on the back cover of this

Offering Circular prior to 5:00 p.m., Atlanta, Georgia time, on the Expiration Date, (ii) specify the name of the person having made or effected the delivery to be withdrawn, (iii) identify the Preferred Stock or Notes with respect to which delivery is to be withdrawn and (iv) be (a) signed by the Registered Holder in the same manner as the original signature on the Letter of Transmittal by which the certificates representing such Preferred Stock or Notes were delivered (including any required signature guarantees) or (b) accompanied by evidence satisfactory to the Company that the Registered Holder withdrawing such delivery has succeeded to beneficial ownership of such Preferred Stock or Notes. If certificates representing Preferred Stock or Notes have been delivered or otherwise identified to the Conversion Agent, the name of the Registered Holder and the serial numbers of the particular certificate(s) to be withdrawn must also be so furnished to the Conversion Agent as aforesaid prior to the physical release of the withdrawn certificate(s). A properly withdrawn delivery will thereafter be deemed not validly delivered for purposes of this Conversion Offer; provided, however, that delivery may be again made following one of the procedures described herein at any time prior to 5:00 p.m., Atlanta, Georgia time, on the Expiration Date.

         All questions as to the validity, form and eligibility (including time of receipt) of notices of withdrawal will be determined by the Company, whose determination will be final and binding on all parties. Neither the Company, the Conversion Agent, nor any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

                               PAYMENT OF EXPENSES

         This Conversion Offer is being made by the Company in reliance on the exemption from the Securities Act registration requirements afforded by Section 3(a)(9) thereof. Therefore, the Company has not retained any dealer-manager in connection with this Conversion Offer and will not make any payments to brokers, dealers, salespersons or others for soliciting conversion in connection with this Conversion Offer. The Company, however, will pay the Conversion Agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection therewith. The Company will also pay the reasonable out-of-pocket expenses incurred by brokers, custodians, nominees and fiduciaries in forwarding copies of this Offering Circular and related documents to the owners of Preferred Stock or Notes, and in handling or forwarding deliveries of Preferred Stock or Notes for conversion. Holders of Preferred Stock or Notes will be responsible for all other costs incurred in evaluating or converting in connection with this Conversion Offer.

         The estimated expenses to be incurred in connection with this Conversion Offer will be paid by the Company and are estimated in the aggregate to be $250,000.

         The Company will pay all transfer taxes, if any, applicable to the conversion of the Preferred Stock and the Notes in connection with this Conversion Offer and issuance of additional shares of Common Stock. If, however, Common Stock is to be delivered to, or is to be registered or issued in the name of, any person other than the Registered Holder of the Preferred Stock or the Notes with respect to the conversion is registered in the name of any person other than the person signing the Letter of Transmittal, or if a transfer tax is imposed for any reason other than the issuance of

Common Stock pursuant to this Conversion Offer, the amount of any such transfer taxes (whether imposed on the Registered Holder or any other person) will be payable by the delivering Holder. Such Holder hereby acknowledges and agrees that the Company and the Conversion Agent may defer effecting such transfer and may retain such shares of Common Stock until satisfactory evidence of the payment of such taxes, or exemption therefrom, is submitted to them.